As filed with the Securities and Exchange Commission on April 19, 2012

Registration No. 333-180072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Pre-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERMOUNTAIN COMMUNITY BANCORP

(Exact name of registrant as specified in its charter)

Idaho	6022	82-0499463
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

414 Church Street

Sandpoint, Idaho 83864

(208) 263-0505

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Curt Hecker

President and Chief Executive Officer

414 Church Street

Sandpoint, Idaho 83864

(208) 263-0505

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Stephen M. Klein

Graham & Dunn PC

Pier 70

2801 Alaskan Way, Suite 300

Seattle, Washington 98121

(206) 624-8300

Approximate date of commencement of proposed sale to the public:

From time to time on or after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, no par value (2)	13,806,379	$1.15	$15,877,335	$1,819.54
Warrants to purchase Non-Voting Common Stock, no par value, and shares issuable upon the exercise of warrants (3)	1,700,000	$1.00	$1,700,000	$194.82
Shares of Non-Voting Common Stock, no par value (4)	39,780,209	$1.15	$45,747,240	$5,242.63
Underlying shares of Common Stock, no par value, with respect to the Non-Voting Common Stock (5)	41,480,209	—	—	—
Total			$63,324,575	$7,257.00	(6)

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(c) under the Securities Act with respect to the Common Stock, the Non-Voting Common Stock and the Warrants. With respect to the Common Stock and the Non-Voting Common Stock, it is based on the average of the high and low prices for the Common Stock reported on the Over-the-Counter Bulletin Board on March 7, 2012. With respect to the Warrants, it is based on the exercise price of the Warrants in accordance with Rule 457(i).
(2)	Represents: (i) the 12,350,352 shares of the Common Stock held by the Selling Securityholders; (ii) up to an estimated additional 1,456,027 shares of Common Stock that may become issuable upon the purchase by certain Selling Securityholders of Common Stock, pursuant to their agreement to backstop a Rights Offering conducted by Intermountain Community Bancorp; and (iii) any additional shares of Common Stock that may become issuable due to anti-dilution adjustments for changes resulting from stock splits, stock dividends, recapitalizations or similar transactions and certain other events specified in the terms of the Warrants.
(3)	Intermountain Community Bancorp has filed a preliminary proxy statement that includes proposals that, upon adoption by shareholders, would result in (i) the conversion of all outstanding shares of Mandatorily Convertible Cumulative Participating Preferred Stock, Series B, no par value (“Series B Preferred Stock”) into Non-Voting Common Stock and (ii) certain outstanding warrants for Non-Voting Common Stock becoming exercisable. See “Explanatory Note. ”
(4)	Represents: (i) an estimated 34,949,648 shares of Non-Voting Common Stock and (ii) up to an estimated additional 4,830,561 shares of Non-Voting Common Stock that may become issuable upon the purchase by certain Selling Securityholders of Non-Voting Common Stock, pursuant to their agreement to backstop a Rights Offering conducted by Intermountain Community Bancorp; and (iii) any additional shares of Non-Voting Common Stock that may become issuable due to anti-dilution adjustments for changes resulting from stock splits, stock dividends, recapitalizations or similar transactions and certain other events specified in the terms of the Warrants.
(5)	Represents: an estimated 41,480,209 shares of Common Stock issuable upon conversion in full of the estimated 41,480,209 shares of Non-Voting Common Stock. The shares of Common Stock are issuable upon conversion of Non-Voting Common Stock upon certain transfers made in accordance with and as permitted by guidance and policies established by the Board of Governors of the Federal Reserve System.
(6)	A registration fee of $6,891.24 was previously paid in connection with the initial filing of this Registration Statement. Subsequent to the initial filing, we noted that an excess number of shares of Common Stock were being registered. Also we have adjusted the proposed maximum offering price per share of the Non-Voting Common Stock to be based on the same current market price of the Common Stock. As a consequence, the Company has incurred additional registration fees of $366.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Prospectus is being filed in advance of the Annual Meeting of our shareholders as required by the terms of agreements entered into by the Company and certain holders of its securities as part of the 2012 Capital Raise (as defined herein).

The Company expects that the proposal described below to be acted upon by shareholders will be approved prior to the date on which the Securities and Exchange Commission declares effective (the “Effectiveness Date”) the Registration Statement of which this Prospectus is a part.

Accordingly, this Prospectus reflects the assumption that Proposal 2 (a proposal to approve an amendment to our Amended Articles of Incorporation (the “Articles”) to authorize up to 100,000,000 shares of Non-Voting Common Stock is approved and such articles of amendment are filed and effective prior to the Effectiveness Date.

No shares of Series B Preferred Stock will be resold under this Prospectus assuming that Proposal 2 is approved and there is automatic conversion of the Series B Preferred Stock into shares of Non-Voting Common Stock.

The information in this prospectus is not complete and may be changed. The Selling Securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 19, 2012

PROSPECTUS

INTERMOUNTAIN COMMUNITY BANCORP

Up to 13,806,379 Shares of Common Stock

Warrants to Purchase 1,700,000 Shares of Non-Voting Common Stock

(and such underlying shares of Non-Voting Common Stock)

Up to 39,780,209 Shares of Non-Voting Common Stock

Up to 41,480,209 Shares of Common Stock Underlying the Non-Voting Common Stock

This prospectus relates to the securities listed below (collectively, the “Securities”) that may be offered for sale from time to time by certain Selling Securityholders:

•	Some or all of 13,806,379 shares of our common stock, no par value (the “Common Stock”);

•

Warrants, or portions thereof, to purchase 1,700,000 shares of Non-Voting Common Stock no par value (the “Non-Voting Common Stock”) at an exercise price of $1.00 per share (the “Warrants”), and such underlying shares of Non-Voting Common Stock;

•	Some or all of 39,780,209 shares of our Non-Voting Common Stock; and

•

the shares of our Common Stock into which the Non-Voting Common Stock will convert upon certain transfers made in accordance with and as permitted by guidance and policies established by the Board of Governors of the Federal Reserve System, as discussed more fully herein.

We issued and sold the Securities as part of the Investment Transactions (as defined below in “Prospectus Summary—Recent Developments”). We are registering the resale of the Securities pursuant to agreements we entered into with the Selling Securityholders.

The Selling Securityholders may sell all or a portion of the Securities from time to time, in amounts, at prices and on terms determined at the time of the offering. The Securities may be sold by any means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 40. The registration of the Securities does not necessarily mean that any of the Securities will be sold by the Selling Securityholders. The timing and amount of any sale is within each Selling Securityholder’s discretion.

We will not receive any proceeds from the sale of the Securities by the Selling Securityholders. We will, however, receive cash proceeds equal to the total exercise price of any Warrants that are exercised for cash but will receive no cash if and to the extent that Warrants are exercised pursuant to the net, or “cashless,” exercise feature of the Warrants.

Our Common Stock is quoted on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “IMCB.OB”. On April 17, 2012, the closing price of our Common Stock on the OTCBB was $1.20 per share. None of the, Warrants or Non-Voting Common Stock are listed or quoted on the OTCBB or any other stock exchange or quotation system.

Investing in our Securities involves risks. You should carefully read this prospectus, our periodic reports and other information we have filed with the Securities and Exchange Commission (the “SEC”), and the information under the heading “Risk Factors” beginning on page 5 of this prospectus and in the documents incorporated by reference into this prospectus to read about factors you should consider before buying our Securities.

The Securities are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the SEC nor any state securities regulator or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2012.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “will likely,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. In addition to the factors set forth in (i) this prospectus, (ii) the sections titled “Risk Factors”, “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, as applicable, from our Annual Report on Form 10-K for the year ended December 31, 2011, and (iii) the other documents incorporated by reference in this prospectus, the following factors, among others, could cause actual results to differ materially from the anticipated results:

•	further deterioration in economic conditions that could result in increased loan losses;

•	risks associated with concentrations in real estate-related loans;

•	declines in real estate values supporting loan collateral;

•	regulatory limits on our subsidiary bank’s ability to pay dividends to us;

•	applicable laws and regulations and legislative or regulatory changes, including the ultimate financial and operational burden of financial regulatory reform legislation and related regulations;

•	inflation and interest rate levels, and market and monetary fluctuations;

•	the risks associated with lending and potential adverse changes in credit quality;

•	changes in market interest rates and spreads, which could adversely affect our net interest income and profitability;

•	increased credit delinquency rates;

•	trade, monetary and fiscal policies and laws, including interest rate and income tax policies of the federal government;

•	the timely development and acceptance of our new products and services;

•	the willingness of customers to substitute competitors’ products and services for our products and services;

•	technological and management changes;

•	our ability to recruit and retain key management and staff;

•	changes in estimates and assumptions used in financial accounting;

•	our critical accounting policies and the implementation of such policies;

•	growth and acquisition strategies;

•	lower-than-expected revenue or cost savings or other issues in connection with mergers and acquisitions;

•	changes in consumer spending, saving and borrowing habits;

•	the strength of the United States economy in general and the strength of the local economies in which we conduct our operations;

•	our ability to attract new deposits and loans;

•	competitive market pricing factors;

•	stability of funding sources and continued availability of borrowings;

•	our success in gaining regulatory approvals, when required;

•

the costs and effects of any legal and regulatory restrictions including the results of regulatory examinations or reviews that could restrict growth and that may adversely impact our ability to increase market share and control expenses;

•	our ability to raise capital on reasonable terms;

•	future legislative or administrative changes to the Troubled Asset Relief Program (“TARP”) Capital Purchase Program;

•

the impact of the Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009 and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions; and

•	our success at managing the risks involved in the foregoing.

Please take into account that forward-looking statements speak only as of the date of this prospectus or, in the case of documents incorporated by reference in this prospectus, the date of such document. We do not undertake any obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or otherwise.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date, and any information incorporated by reference is accurate only as of the date of the document incorporated by reference.

Neither we, nor any of our officers, directors, agents or representatives, make any representation to you about the legality of an investment in our Securities. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you consider before investing in our Securities.

This prospectus does not offer to sell, or ask for offers to buy, any Securities in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

It is important for you to read and consider all of the information contained in this prospectus in making your investment decision. You also should read and consider the information in the documents to which we have referred you in the sections entitled “Where You Can Find More Information” and “Incorporation by Reference.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Intermountain,” the “Company,” “we,” “us,” “our” or similar references mean Intermountain Community Bancorp and its subsidiaries on a consolidated basis. References to the “Bank” mean Panhandle State Bank, our wholly-owned banking subsidiary.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the investor relations page of our website at www.panhandlebank.com. Except for those SEC filings incorporated by reference in this prospectus, information on our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

This prospectus omits some information contained in the registration statement in accordance with SEC rules. You should review the information and exhibits included in the registration statement for further information about us and the Securities. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

We incorporate by reference the following documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 13, 2012; and

•

Our Current Reports on Form 8-K filed with the SEC on January 23, 2012 (only with respect to Items 1.01, 3.02, 5.02 and the exhibits pertaining to such Items filed under Item 9.01), on January 26, 2012 (only with respect to Items 3.02, 3.03, 5.02, 5.03 and the exhibits pertaining to such Items filed under Item 9.01) and on March 21, 2012.

These documents contain important information about us, our business, financial condition and results of operations. You may request a copy of these filings, at no cost, by writing or calling Susan Pleasant, Asst. Vice President, Shareholder Relations, P.O. Box 967, Sandpoint, Idaho 83864, (208) 255-3432.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the Securities. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in the Securities is appropriate for you.

Intermountain Community Bancorp

Intermountain Community Bancorp is a bank holding company incorporated in the State of Idaho in October 1997. We primarily provide commercial banking services in Idaho, Washington and Oregon through our full-service commercial bank subsidiary, Panhandle State Bank, which opened in 1981. Panhandle State Bank is an Idaho state-chartered bank and our primary markets consist of northern, southwestern and south central Idaho, eastern Washington and southwestern Oregon.

Panhandle State Bank maintains its main office in Sandpoint, Idaho and has 19 other branches. In addition to the main office, eight branch offices operate under the name of Panhandle State Bank, eight branches operate under the name of Intermountain Community Bank, a division of Panhandle State Bank, and three operate under the name of Magic Valley Bank, also a division of Panhandle State Bank.

As of December 31, 2011, we had total assets of $934 million, total net loans receivable of $502 million, total deposits of $729 million, and total shareholders’ equity of $62 million.

As a bank holding company, Intermountain Community Bancorp is subject to regulation by the Federal Reserve Board and the Idaho Department of Finance. Panhandle State Bank is regulated by the Idaho Department of Finance, the State of Washington Department of Financial Institutions, the Oregon Division of Finance and Corporate Securities and, as an “insured bank,” is subject to regulation by the Federal Deposit Insurance Corporation (“FDIC”).

Our principal executive offices are located at 414 Church Street, Sandpoint, Idaho 83864, and our telephone number is (208) 263-0505. Our common stock is quoted on the OTC Bulletin Board under the symbol “IMCB.OB.”

Recent Developments

Background of the 2012 Capital Raise

The Original Securities Purchase Agreements

Investment Transactions

The Original Securities Purchase Agreements

As described in our Current Report on Form 8-K filed with the SEC on April 7, 2011, on April 6, 2011 we entered into securities purchase agreements (the “Original Purchase Agreements”) with Castle Creek Capital Partners IV, L.P. (“Castle Creek”), affiliates of Stadium Capital Management, LLC (“Stadium” and, collectively with Castle Creek, the “Lead Investors”), and 14 other investors (collectively with the Lead Investors, the “Original Investors”), pursuant to which the Original Investors agreed to invest in private placements an aggregate of $70 million in us for 70 million newly issued shares of Common Stock at a purchase price of $1.00 per share and, with respect to Castle Creek, a three-year warrant to purchase an additional 1,000,000 shares of Common Stock at $1.25 per share. We negotiated the Original Purchase Agreements between the Original Investors and the Company with the assistance of Sandler O’Neill + Partners, L.P., the Company’s placement agent.

The closing of the transactions was subject to certain customary conditions including required bank regulatory approvals and confirmations. Under the Change in Bank Control Act (“CBCA”) and the regulations, guidelines and policies of the Board of Governors of the Federal Reserve, investors seeking to acquire 10% or more of the voting securities of a bank holding company must file notices with and receive non-objections from the Federal Reserve, and make certain publications. Since each of the Lead Investors agreed to purchase in excess of 10% of the Common Stock on a pro forma basis under their respective Original Purchase Agreements, under the CBCA each was required to file a CBCA notice with the Federal Reserve and make such publications. Certain other Original investors were required to submit information to the Federal Reserve in connection with the Federal Reserve’s review of the Lead Investors’ respective CBCA notices, since those other investors planned to acquire 5% or more of our voting securities. In addition, the Company and the Lead Investors were required to make filings with and receive approvals from Idaho bank regulatory authorities and, with respect to proposed new members of the Company’s and the Bank’s respective boards of directors, the Federal Reserve and the Federal Deposit Insurance Corporation (“FDIC”), respectively, and the State of Idaho. The Company and each appropriate Original Investor made all necessary notices and filings with applicable bank regulators; however, the Federal Reserve did not complete its review of the CBCA notices by August 31, 2011. The Original Purchase Agreements provided that if the private placements did not close by August 31, 2011, each Original Investor could terminate its agreement in its discretion. On September 19, 2011, two of the Original Investors, who each would have purchased Common Stock representing approximately 9% of the Common Stock after giving effect to the private placements, separately notified us that they were terminating their respective Original Purchase Agreements. None of the Original Investors who terminated their respective Original Purchase Agreements was a Lead Investor.

It was also a condition to each Original Investor’s obligation to close the transactions that the full $70 million in capital be raised under the Original Purchase Agreements. As a result of the terminations of the two approximately 9% investors and the subsequent terminations of other smaller investors, although the Original Purchase Agreements with other Original Investors did not automatically terminate, the transactions had to be re-structured in order for a closing to occur, since $70 million in capital could no longer be raised.

The Amended Securities Purchase Agreements

We worked with Sandler O’Neill and each of the Lead Investors, the other remaining Original Investors and potential additional investors to restructure the planned capital raise. In light of adverse market conditions and the loss of certain investors from the original investor group, the Company and Sandler O’Neill were not able to replace all of the Original Investors who had terminated their agreements and thereby complete a full $70 million capital raise. We determined that the Company could satisfy the capital requirements of its regulators and its own internal capital needs as a result of improved Company conditions, with a smaller capital raise, so the Company and Sandler O’Neill focused on completing a smaller capital raise with the interested investors. To maximize the aggregate amount invested in the capital raise, each of the Lead Investors agreed to acquire up to 33.3% total equity in us by making a portion of their investments in non-voting stock, as permitted by the Federal Reserve policy statement on private equity investments in bank holding companies. Castle Creek and Stadium determined to acquire securities representing 9.9% and 14.9%, respectively, of the voting Common Stock, and the remainder of their 33.3% total equity investment in the form of Series B Preferred Stock which will automatically convert into Non-Voting Common Stock at a conversion price of $1.00 per share upon shareholder approval of an amendment to the Company’s Amended and Restated Articles of Incorporation to authorize such Non-Voting Common Stock, and warrants for each of Castle Creek and Stadium exercisable for 850,000 shares of Non-Voting Common Stock at $1.00 per share (or, in the event the Warrants are exercised prior to Shareholder Approval, for Series B Preferred Stock at an economically equivalent exercise price).

On January 19, 2012, the Federal Reserve and the applicable Idaho regulators took the steps necessary to allow the restructured capital raise to close. Effective as of January 20, 2012, we entered into securities purchase agreements with respect to the restructured capital raise (the “Purchase Agreements”). On January 23, 2012, the re-structured capital raise closed, resulting in aggregate gross proceeds to the Company of approximately $47.3 million and aggregate net proceeds of approximately $42.2 million after paying transaction costs and expenses. Of the approximately $5.1 million in expenses, we paid approximately $2.4 million as a placement agent fee to Sandler O’Neill, approximately $1.8 million for Company and investor legal fees and expenses, approximately $84 thousand for the fees and expenses of BDO USA, the Company’s outside audit firm, approximately $661 thousand in investor due diligence costs and approximately $52 thousand in registration and printing costs. Graham & Dunn PC, the Company’s counsel, and BDO USA have each received fees from the Company during the last three years in their roles as outside counsel and auditors, respectively.

The Purchase Agreements provide the Selling Securityholders with registration rights with respect to the Initial Securities. Among other things, the Purchase Agreements require the Company to file a resale registration statement, or statements if necessary, with respect to the Securities within 60 days of the closing of the sale of the Initial Securities. We have filed the registration statement of which this prospectus is a part in accordance with those registration obligations under the Purchase Agreements.

Under the terms of the Purchase Agreements, we also agreed to conduct a rights offering (the “Rights Offering”) to shareholders who were holders of record on the business day immediately preceding the closing. Such shareholders will be offered non-transferable rights (“Rights”) to purchase shares of Common Stock at the same per share purchase price of $1.00 used in the private placements of the Initial Common Shares, for an aggregate offering of $8.7 million. The Selling Securityholders who were not Intermountain shareholders before the closing of the private placements of the Initial Common Shares under the Purchase Agreements will not be issued any Rights in the Rights Offering; however, in the event the Rights Offering is undersubscribed, Castle Creek Capital Partners IV, L.P., Stadium Capital Management LLC (and its affiliates), and two other Selling Securityholders are required to purchase on a pro rata basis in a private placement any shares of Common Stock that are not purchased pursuant to the Rights Offering (any such shares purchased by such Selling Securityholders are referred to in this prospectus as the “Rights Offering Backstop Shares”). Such Selling Securityholders may, at their option, elect to purchase a like number of shares of Non-Voting Common Stock in lieu of their obligation to purchase all or a part of the shares of Common Stock that they would be obligated to buy pursuant to such backstop. The obligation to purchase shares pursuant to the backstop commitments is subject to the ownership limitations set forth in such Selling Securityholder’s respective Purchase Agreement. This prospectus covers the offer and sale of any Rights Offering Backstop Shares in addition to the Initial Securities.

Risk Factors

An investment in the Securities involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page  5 of this prospectus, as well as other information included or incorporated by reference into this prospectus, including our financial statements and the notes thereto, before making an investment decision.

The Offering

The following summary of the offering contains basic information about the offering and the Securities and is not intended to be complete. It does not contain all the information that is important to an investment decision. For a more complete description of the Securities, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Securities we are offering	None

Securities offered by the Selling Securityholders	Up to 13,806,379 shares of Common Stock, the Warrants, up to 1,700,000 shares of Non-Voting Common Stock, issuable upon exercise of the Warrants, up to 39,780,209 shares of Non-Voting Common Stock, and up to 41,480,209 shares of Common Stock issuable upon conversion of the Non-Voting Common Stock into Common Stock, which conversion can occur only in connection with certain transfers made in accordance with and as permitted by the Board of Governors of the Federal Reserve System.

Shares of Common Stock Outstanding (1)	20,776,220, as of April 17, 2012

Use of proceeds	We will not receive any proceeds from the sale of the shares of Common Stock or Non-Voting Common Stock by the Selling Securityholders. We will, however, receive cash proceeds equal to the total exercise price of any Warrants that are exercised for cash but will receive no cash if and to the extent that Warrants are exercised pursuant to the net, or “cashless,” exercise feature of the Warrants.

OTC Bulletin Board trading symbol, Common Stock	IMCB.OB

Risk factors	An investment in our Securities is subject to risks. Please refer to the information contained under the caption “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before investing in our Securities.

(1)	Shares of Common Stock outstanding as of April 17, 2012 does not include shares subject to outstanding and unexercised warrants and options or shares issued pursuant to the Rights Offering.

RISK FACTORS

An investment in our common stock, no par value (the “Common Stock”) involves certain risks. Before making an investment decision, you should read carefully and consider the risk factors below. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein. The risks and uncertainties described below are not the only ones facing our business. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations. This prospectus is qualified in its entirety by these risk factors. If any of the events or conditions discussed in the following risk factors actually occurs, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our Common Stock could decline significantly, and you could lose all or part of your investment.

Risks Associated with Our Business

The continued challenging economic environment could have a material adverse effect on our future results of operations or market price of our stock.

The national economy and the financial services sector in particular, are still facing significant challenges. Substantially all of our loans are to businesses and individuals in northern, southwestern and south central Idaho, eastern Washington and southwestern Oregon, markets facing many of the same challenges as the national economy, including elevated unemployment and declines in commercial and residential real estate. Although some economic indicators are improving both nationally and in the markets we serve, unemployment remains high and there remains substantial uncertainty regarding when and how strongly a sustained economic recovery will occur. A further deterioration in economic conditions in the nation as a whole or in the markets we serve could result in the following consequences, any of which could have an adverse impact, which may be material, on our business, financial condition, results of operations and prospects, and could also cause the market price of our stock to decline:

•	economic conditions may worsen, increasing the likelihood of credit defaults by borrowers;

•	loan collateral values, especially as they relate to commercial and residential real estate, may decline further, thereby increasing the severity of loss in the event of loan defaults;

•	nonperforming assets and write-downs of assets underlying troubled credits could adversely affect our earnings;

•	demand for banking products and services may decline, including services for low cost and non-interest-bearing deposits; and

•	changes and volatility in interest rates may negatively impact the yields on earning assets and the cost of interest-bearing liabilities.

Our allowance for loan losses may not be adequate to cover actual loan losses, which could adversely affect our earnings.

We maintain an allowance for loan losses in an amount that we believe is adequate to provide for losses inherent in our loan portfolio. While we strive to carefully manage and monitor credit quality and to identify loans that may be deteriorating, at any time there are loans included in the portfolio that may result in losses, but that have not yet been identified as potential problem loans. Through established credit practices, we attempt to identify deteriorating loans and adjust the loan loss reserve accordingly. However, because future events are uncertain, there may be loans that deteriorate in an accelerated time frame. As a result, future additions to the allowance may be necessary. Because the loan portfolio contains a number of loans with relatively large balances, deterioration in the credit quality of one or more of these loans may require a significant increase to the allowance for loan losses. Future additions to the allowance may also be required based on changes in the financial condition of borrowers, such as have resulted due to the current, economic conditions or as a result of actual events turning out differently than forecasted in the assumptions we use to determine the allowance for loan losses. With respect to real estate loans and property taken in satisfaction of such loans (“other real estate owned” or “OREO”), we can be required to recognize significant declines in the value of the underlying real estate collateral or OREO quite suddenly as new appraisals are performed in the normal course of monitoring the credit quality of the loans. There are many factors that can cause the appraised value of real estate to decline, including declines in the general real estate market, changes in methodology applied by the appraiser, and/or using a different appraiser than was used for the prior appraisal. Our ability to recover on real estate loans by selling or disposing of the underlying real estate collateral is adversely impacted by declining appraised values, which increases the likelihood we will suffer losses on defaulted loans beyond the amounts provided for in the allowance for loan losses. This, in turn, could require material increases in our provision for loan losses.

Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies may require us to recognize further loan loss provisions or charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses would have a negative effect, which may be material, on our financial condition and results of operations.

We have entered into an informal agreement with our regulators to take steps to further strengthen the Bank.

The Bank has entered into an informal agreement with the FDIC and the Idaho Department of Finance to take steps to further strengthen the Bank within specified timeframes, including, among other items, increasing capital by at least $30 million by June 16, 2010 and thereafter maintaining a minimum 10% Tier 1 Capital to Average Assets ratio, not paying dividends from the Bank to the Company without prior approval, achieving staged reductions in the Bank’s adversely classified assets and not engaging in transactions that would materially alter our balance sheet composition. Management has taken numerous steps to satisfy the conditions of the agreement, including raising net proceeds of approximately $42.2 million in the recent capital raise and contributing $30 million as additional capital to the Bank. Although management has taken these steps, there can be no assurance as to when, or if, the informal agreement will be lifted.

If the proceeds from the recent private placement and the expected proceeds from the planned Rights Offering are not sufficient to satisfy our capital and liquidity needs or to satisfy changing regulatory requirements, we may need even more capital and could be subject to further regulatory restrictions, either of which could significantly adversely affect us and the trading price of our stock.

The proceeds from the recent private placement and the expected proceeds from the planned Rights Offering have been raised, or will be raised, to strengthen our common equity capital base. Despite this increase in our capital base, if the proceeds from the private placement and the expected proceeds from the Rights Offering are not sufficient, or if economic conditions continue to be difficult or worsen or fail to improve in a timely manner, or if there is further deterioration in economic conditions in the nation as a whole or in the markets we serve, particularly in the residential and commercial real estate markets, we may need to raise significant additional capital. Factors affecting whether we would need to raise additional capital include, among others, changing requirements of regulators, further decline in loan collateral values, additional provisions for loan losses and loan charge-offs, and other risks discussed in this “Risk Factors” section. If we were to need to raise additional capital, there can be no assurance that we would be able to do so in the amounts required and in a timely manner, or at all. In addition, any such additional capital raised may be significantly dilutive to our existing shareholders and may result in the issuance of securities that have rights, preferences and privileges that are senior to our Common Stock.

As a result of the transactions contemplated by the Purchase Agreements, Castle Creek Capital Partners IV, L.P. (“Castle Creek”) and affiliates of Stadium Capital Management LLC (“Stadium”) became substantial holders of our Common Stock.

Upon the completion of the transactions contemplated by the Purchase Agreements, Castle Creek and Stadium each became holders of a 33.3% ownership interest, and 9.9% and 14.9% voting interest, respectively, in Intermountain (after giving effect to the exercise of certain warrants issued thereby). Stadium has a representative on our board and each has the right to an observer and has a representative on the Bank’s Board of Directors. Although Castle Creek and Stadium each entered into certain passivity agreements with the Federal Reserve in connection with their investments in us, Castle Creek and Stadium each have substantial influence over our corporate policy and business strategy. In pursuing their economic interests, Castle Creek and Stadium may have interests that are different from the interests of our other shareholders.

Resales of our Common Shares in the public market may cause the market price of our Common Shares to fall.

We issued a large number of shares of Common Stock and securities convertible into common stock to the Selling Securityholders pursuant to the Purchase Agreements. The Selling Securityholders have certain registration rights with respect to the shares of Common Stock and securities convertible into common stock held by them. The registration rights for the Selling Securityholders will allow them to sell their shares without compliance with the volume and manner of sale limitations under Rule 144 promulgated under the Securities Act. The market value of our Common Stock could decline as a result of sales by the Selling Securityholders from time to time of a substantial amount of the shares of Common Stock and securities convertible into common stock held by them.

We have incurred significant losses in recent years and may incur losses again in the future.

We have incurred significant losses in recent years. While there has been continued improvement in the quality of our loan portfolio and a corresponding improvement in operating results, economic conditions remain uncertain. As such, significant additional provisions for credit losses may be necessary to supplement the allowance for loan and lease losses in the future, which could cause us to incur a net loss in the future and could adversely affect the price of, and market for, our Common Stock.

Concentration in real estate loans and the deterioration in the real estate markets we serve could require material increases in our allowance for loan losses and adversely affect our financial condition and results of operations.

The current economic downturn and sluggish recovery is significantly affecting our market areas. At December 31, 2011, 61.7% of our loans were secured with real estate as the primary collateral. Further deterioration or a slow recovery in the local economies we serve could have a material adverse effect on our business, financial condition and results of operations due to a weakening of our borrowers’ ability to repay these loans and a decline in the value of the collateral securing them. In light of the continuing effects of the economic downturn of the past three years, real estate values have been adversely affected. As we have experienced, significant declines in real estate collateral can occur quite suddenly as new appraisals are performed in the normal course of monitoring the credit quality of the loan. Significant declines in the value of real estate collateral due to new appraisals can occur due to declines in the real estate market, changes in methodology applied by the appraiser, and/or using a different appraiser than was used for the prior appraisal. Our ability to recover on these loans by selling or disposing of the underlying real estate collateral is adversely impacted by declining real estate values, which increases the likelihood we will suffer losses on defaulted loans secured by real estate beyond the amounts provided for in the allowance for loan losses. This, in turn, could require material increases in our allowance for loan losses and adversely affect our financial condition and results of operations, perhaps materially.

Non-performing assets take significant time to resolve and adversely affect our results of operations and financial condition.

At December 31, 2011, our non-performing loans (which consist of non-accrual loans and loans that are 90 days or more past due) were 1.85% of the loan portfolio. At December 31, 2011, our non-performing assets (which also include OREO) were 1.71% of total assets. The level of non-performing loans to net loans decreased from 2.04% at December 31, 2010, to 1.85% at December 31, 2011, but the level of non-performing assets to total assets increased from 1.59% at December 31, 2010 to 1.71% at December 31, 2011 , and remains at elevated levels compared to historical norms. Non-performing loans and assets adversely affect us in a variety of ways. Until economic and market conditions improve, we may expect to continue to incur losses relating to elevated levels of non-performing assets. We do not record interest income on non-accrual loans, thereby adversely affecting our net interest income and increasing loan administration costs. When we receive collateral through foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of non-performing assets also increases our risk profile and may impact the capital levels our regulators believe are appropriate in light of such risks. We utilize various techniques such as loan sales, workouts and restructurings to manage our problem assets. Decreases in the value of these problem assets, the underlying collateral, or in the borrowers’ performance or financial condition could adversely affect our business, results of operations and financial condition, perhaps materially. In addition, the resolution of non-performing assets requires significant commitments of time from management and staff, which can be detrimental to the performance of their other responsibilities. We may experience increases in non-performing loans and assets in the future.

Our ability to receive dividends from our banking subsidiary accounts for most of our revenue and could affect our liquidity and ability to pay dividends.

We are a separate and distinct legal entity from our banking subsidiary, Panhandle State Bank. We receive substantially all of our revenue from dividends from our banking subsidiary. Under normal circumstances, these dividends are the principal source of funds to fund holding company expenses and pay dividends on our Common Stock and our preferred stock, no par value per share (the “Preferred Stock”) and principal and interest on our outstanding debt. The other primary sources of liquidity for the Company are capital or borrowings. Various federal and/or state laws and regulations limit the amount of dividends that the Bank may pay us. For example, Idaho law limits a bank’s ability to pay dividends subject to surplus reserve requirements. In addition, as noted above, we have entered into an informal agreement with our regulators prohibiting the payment of dividends from the Bank to the Company without prior approval. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. Limitations on our ability to receive dividends from our subsidiary could have a material adverse effect on our liquidity and on our ability to pay dividends on Common Stock or Preferred Stock. Additionally, if our subsidiary’s earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, we may not be able to make dividend payments to our common and preferred shareholders or principal and interest payments on our outstanding debt.

In this regard, we have suspended payments on our trust preferred securities and Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”). As of April 17, 2012, we will have not paid dividends on the Series A Preferred Stock for a total of ten quarterly dividend periods, which gives the U.S. Treasury the right to appoint two directors to our board of directors until all accrued but unpaid dividends have been paid. If we do not make payments on our trust preferred securities for over 20 consecutive quarters, we could be in default under those securities.

A continued tightening of credit markets and liquidity risk could adversely affect our business, financial condition and results of operations.

A continued tightening of the credit markets or any inability to obtain adequate funds for continued loan growth at an acceptable cost could negatively affect our asset growth and liquidity position and, therefore, our earnings capability. In addition to core deposit growth, maturity of investment securities and loan payments, the Bank also relies on alternative funding sources including unsecured borrowing lines with correspondent banks, borrowing lines with the Federal Home Loan Bank and the Federal Reserve Bank, public time certificates of deposits and out of area and brokered time certificates of deposit. Our ability to access these sources could be impaired by deterioration in our financial condition as well as factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations for the financial services industry or serious dislocation in the general credit markets. In the event such disruption should occur, our ability to access these sources could be negatively affected, both as to price and availability, which would limit, and/or potentially raise the cost of, the funds available to the Company.

The FDIC has increased insurance premiums and imposed special assessments to rebuild and maintain the federal deposit insurance fund, and any additional future premium increases or special assessments could have a material adverse effect on our business, financial condition and results of operations.

In 2009, the FDIC imposed a special deposit insurance assessment of five basis points on all insured institutions, and also required insured institutions to prepay estimated quarterly risk-based assessments through 2012.

The Dodd-Frank Act established 1.35% as the minimum deposit insurance fund reserve ratio. The FDIC has determined that the fund reserve ratio should be 2.0% and has adopted a plan under which it will meet the statutory minimum fund reserve ratio of 1.35% by the statutory deadline of September 30, 2020. The Dodd-Frank Act requires the FDIC to offset the effect on institutions with assets less than $10 billion of the increase in the statutory minimum fund reserve ratio to 1.35% from the former statutory minimum of 1.15%.

On February 7, 2011, the FDIC issued final rules, effective April 1, 2011, implementing changes to the assessment rules resulting from the Dodd-Frank Act. The adopted regulations: (1) modify the definition of an institution’s deposit insurance assessment base; (2) alter certain adjustments to the assessment rates; (3) revise the assessment rate schedules in light of the new assessment base and altered adjustments; and (4) provide for the automatic adjustment of the assessment rates in the future when the reserve ratio reaches certain milestones.

Despite the FDIC’s actions to restore the deposit insurance fund, the fund will suffer additional losses in the future due to failures of insured institutions. There may be additional significant deposit insurance premium increases, special assessments or prepayments in order to restore the insurance fund’s reserve ratio. Any significant premium increases or special assessments could have a material adverse effect on the Company’s financial condition and results of operations.

We may be required, in the future, to recognize impairment with respect to investment securities, including the FHLB stock we hold.

Our securities portfolio contains whole loan private mortgage-backed securities and currently includes securities with unrecognized losses. The national downturn in real estate markets and elevated mortgage delinquency and foreclosure rates have increased credit losses in the portfolio of loans underlying these securities and resulted in substantial discounts in their market values. While these trends appear to have stabilized, any further deterioration in the loans underlying these securities and resulting market discounts could lead to other-than-temporary impairment in the value of these investments. We evaluate the securities portfolio for any other-than-temporary impairment each reporting period, as required by generally accepted accounting principles, and as of December 31, 2011, two securities had been determined to be other than temporarily impaired (“OTTI”), with the cumulative impairment totaling $3.5 million. Of this $3.5 million, $1.5 million has been recognized as a credit loss through the Company’s income statement since the determination of OTTI. The remaining $2.0 million has been recognized in other comprehensive income. Future evaluations of our securities portfolio may require us to recognize additional impairment charges with respect to these and other holdings. For example, it is possible that government-sponsored programs to allow mortgages to be refinanced at lower rates could materially adversely impact the yield on our portfolio of mortgage-backed securities, since a significant portion of our investment portfolio is composed of such securities.

In addition, as a condition to membership in the Federal Home Loan Bank of Seattle (“FHLB”), we are required to purchase and hold a certain amount of FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB. At December 31, 2011, we had stock in the FHLB of Seattle totaling $2.3 million. The FHLB stock held by us is carried at cost and is subject to recoverability testing under applicable accounting standards. The FHLB has discontinued the repurchase of its stock and discontinued the distribution of dividends. As of December 31, 2011, we did not recognize an impairment charge related to our FHLB stock holdings. However, future negative changes to the financial condition of the FHLB may require us to recognize an impairment charge with respect to FHLB stock.

Recent levels of market volatility were unprecedented and we cannot predict whether they will return.

The capital and credit markets have been experiencing volatility and disruption for over three years, at times reaching unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain companies without regard to those companies’ underlying financial strength. If similar levels of market disruption and volatility return, we may experience various adverse effects, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

We operate in a highly regulated environment and we cannot predict the effects of recent and pending federal legislation.

As discussed further in the section “Supervision and Regulation” in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2011, we are subject to extensive regulation, supervision and examination by federal and state banking authorities. In addition, as a publicly traded company, we are subject to regulation by the Securities and Exchange Commission. Any change in applicable regulations or federal, state or local legislation, or in policies or interpretations or regulatory approaches to compliance and enforcement, income tax laws and accounting principles, could have a substantial impact on us and our operations. Changes in laws and regulations may also increase our expenses by imposing additional fees or taxes or restrictions on our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Failure to appropriately comply with any such laws, regulations or principles could result in sanctions by regulatory agencies or damage to our reputation, all of which could adversely affect our business, financial condition or results of operations.

In that regard, sweeping financial regulatory reform legislation was enacted in July 2010. Among other provisions, the legislation (i) created a new Bureau of Consumer Financial Protection with broad powers to regulate consumer financial products such as credit cards and mortgages, (ii) created a Financial Stability Oversight Council comprised of the heads of other regulatory agencies, (iii) will lead to new capital requirements from federal banking agencies, (iv) places new limits on electronic debit card interchange fees, and (v) requires the Securities and Exchange Commission and national stock exchanges to adopt significant new corporate governance and executive compensation reforms. The new legislation and regulations are expected to increase the overall costs of regulatory compliance.

Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. Recently, these powers have been utilized more frequently due to the serious national, regional and local economic conditions we are facing. The exercise of regulatory authority may have a negative impact on our financial condition and results of operations. Additionally, our business is affected significantly by the fiscal and monetary policies of the U.S. federal government and its agencies, including the Federal Reserve Board.

We cannot predict the full effects of recent legislation or the various other governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the financial markets generally, or on the Company and on the Bank specifically. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, and the trading price of our common stock.

Fluctuating interest rates could adversely affect our profitability.

Our profitability is dependent to a large extent upon our net interest income, which is the difference between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and re-pricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest margin, and, in turn, our profitability. We manage our interest rate risk within established guidelines and generally seek an asset and liability structure that insulates net interest income from large deviations attributable to changes in market rates. However, our interest rate risk management practices may not be effective in a highly volatile rate environment.

The current unusual interest rate environment poses particular challenges. Market rates are extremely low right now and the Federal Reserve Board has indicated that it will likely maintain low short-term interest rates for the foreseeable future. This extended period of low rates, when combined with keen competition for high-quality borrowers, may cause additional downward pressure on the yield on the Company’s loan and investment portfolios. Since the Company’s cost of interest-bearing liabilities is already at record lows, the impact of decreasing asset yields may have a more adverse impact on the Company’s net interest income.

Fluctuations in interest rates on loans could adversely affect our business.

Significant increases in market interest rates on loans, or the perception that an increase may occur, could adversely affect both our ability to originate new loans and our ability to grow. Conversely, decreases in interest rates could result in an acceleration of loan prepayments. An increase in market interest rates could also adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and charge offs, which could adversely affect our business, financial condition and results of operations.

We face strong competition from financial services companies and other companies that offer banking services.

The banking and financial services businesses in our market area are highly competitive and increased competition may adversely impact the level of our loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. These competitors include national banks, foreign banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including savings and loan associations, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include both major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous locations and mount extensive promotional and advertising campaigns and credit unions, whose tax-advantaged status allow them to compete aggressively. Areas of competition include interest rates for loans and deposits, efforts to obtain loan and deposit customers, and a range in quality of products and services provided, including new technology driven products and services. If we are unable to attract and retain banking customers, we may be unable to maintain or grow our loans or deposits.

We may not be able to successfully implement our internal growth strategy.

Over the long-term, we have pursued and intend to continue to pursue an internal growth strategy, the success of which will depend primarily on generating an increasing level of loans and deposits at acceptable risk levels and terms without proportionate increases in non-interest expenses. We may not be successful in implementing our internal growth strategy. Furthermore, the success of our growth strategy will depend on maintaining sufficient regulatory capital levels and on favorable economic conditions in our market areas.

Certain built-in losses could be limited if we experience an ownership change, as defined in the Internal Revenue Code.

Certain of our assets, such as loans, may have built-in losses to the extent the basis of such assets exceeds fair market value. Section 382 of the Internal Revenue Code (“IRC”) may limit the benefit of these built-in losses that exist at the time of an “ownership change.” A Section 382 “ownership change” occurs if a shareholder or a group of shareholders, who are deemed to own at least 5% of our Common Stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. If an “ownership change” occurs, Section 382 would impose an annual limit on the amount of recognized built-in losses we can use to reduce our taxable income equal to the product of the total value of our outstanding equity immediately prior to the “ownership change” and the federal long-term tax-exempt interest rate in effect for the month of the “ownership change.” A number of special rules apply to calculating this limit. The limitations contained in Section 382 apply for a five-year period beginning on the date of the “ownership change” and any recognized built-in losses that are limited by Section 382 may be carried forward and reduce our future taxable income for up to 20 years, after which they expire. The recent completion of our $47.3 million capital raise constituted an “ownership change”, which will cause the annual limit of Section 382 to defer our ability to use some, or all, of the built-in losses to offset taxable income. We are still calculating the potential impacts of the “ownership change”.

Unexpected losses, our inability to successfully implement our tax planning strategies in future reporting periods, or IRS Section 382 limitations resulting from the successful completion of the capital raise may either restrict our ability to release the existing valuation allowance against our deferred income tax assets or require us to increase the valuation allowance in the future.

We evaluate our deferred income tax assets for recoverability based on all available evidence. This process involves significant management judgment about assumptions that are subject to change from period to period based on changes in tax laws, our ability to successfully implement tax planning strategies, or variances between our future projected operating performance and our actual results. We are required to establish a valuation allowance for deferred income tax assets if we determine, based on available evidence at the time the determination is made, that it is more likely than not that some portion or all of the deferred income tax assets may not be realized. In determining the more-likely-than-not criterion, we evaluate all positive and negative available evidence as of the end of each reporting period. In this regard, we established a valuation allowance for deferred income tax assets of $8.8 million in 2010. Future adjustments to the deferred income tax asset valuation allowance, if any, will be determined based upon changes in the expected realization of the net deferred income tax assets. The realization of the deferred income tax assets ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under the tax law.

The recoverability of tax benefits resulting from net operating loss carryforwards will be limited by the sale of securities pursuant to the Purchase Agreements, because such sale caused an “ownership change”, as defined in IRC Section 382. In addition, risk based capital rules require a regulatory calculation evaluating the Company’s deferred income tax asset balance for realization against estimated pre-tax future income and net operating loss carry backs. Under the rules of this calculation and due to significant estimates utilized in establishing the valuation allowance and the potential for changes in facts and circumstances, it is reasonably possible that we will be required to record adjustments to the valuation allowance in future reporting periods that would materially reduce our risk based capital ratios. Such a charge could also have a material adverse effect on our results of operations, financial condition and capital position.

As noted above, based on the composition of the investors, the completion of the $47.3 million capital raise is likely to trigger IRC Section 382 limitations on the amount of tax benefit from net operating losses and other carryforwards that the Company can claim annually. These anticipated IRC Section 382 limitations will impact the amount and timing of the recapture of the valuation allowance, the calculation of which is dependent on the level of market interest rates and the fair value of the Company’s balance sheet at the time the capital raise closed.

We are subject to a variety of operational risks, including reputational risk, legal risk and compliance risk, and the risk of fraud or theft by employees or outsiders, which may adversely affect our business and results of operations.

We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, and unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

If personal, non-public, confidential or proprietary information of customers in our possession were to be mishandled or misused, we could suffer significant regulatory consequences, reputational damage and financial loss. Such mishandling or misuse could include, for example, if such information were erroneously provided to parties who are not permitted to have the information, either by fault of our systems, employees, or counterparties, or where such information is intercepted or otherwise inappropriately taken by third parties.

Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions and our large transaction volume may further increase the risk that technical flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We also may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages, or natural disasters, disease pandemics or other damage to property or physical assets) which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as we are) and to the risk that we (or our vendors’) business continuity and data security systems prove to be inadequate. The occurrence of any of these risks could result in a diminished ability of us to operate our business (for example, by requiring us to expend significant resources to correct the defect), as well as potential liability to clients, reputational damage and regulatory intervention, which could adversely affect our business, financial condition and results of operations, perhaps materially.

Changes in accounting standards could materially impact our financial statements.

From time to time the Financial Accounting Standards Board and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be very difficult to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements.

Because of our participation in TARP, we are subject to restrictions on compensation paid to our executives.

Pursuant to the terms of the TARP Capital Purchase Program, we are subject to regulations on compensation and corporate governance for the period during which the U.S. Treasury holds our Series A Preferred Stock. These regulations require us to adopt and follow certain procedures and to restrict the compensation we can pay to key employees. Key impacts of the regulations on us include, among other things:

•	ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of Intermountain;

•	a prohibition on cash incentive bonuses to our five most highly-compensated employees, subject to limited exceptions;

•

a prohibition on equity compensation awards to our five most highly-compensated employees other than long-term restricted stock that cannot be sold, other than to pay related taxes, except to the extent the Treasury no longer holds the Series A Preferred Stock;

•	a prohibition on any severance or change-in-control payments to our senior executive officers and next five most highly-compensated employees;

•

a required recovery or “clawback” of any bonus or incentive compensation paid to a senior executive officer or any of the next twenty most highly compensated employees based on financial or other performance criteria that are later proven to be materially inaccurate; and

•	an agreement not to deduct for tax purposes annual compensation in excess of $500,000 for each senior executive officer.

The combined effect of these restrictions may make it more difficult to attract and retain key executives and employees, and the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods.

Certain provisions in our Articles of Incorporation could make a third party acquisition of us difficult.

Our Articles of Incorporation contain provisions that could make it more difficult for a third party to acquire us by means of a tender offer, a proxy contest, merger or otherwise (even if doing so would be beneficial to our shareholders) and for holders of our Common Stock to receive any related takeover premium for their Common Stock. These provisions may have the effect of lengthening the time required for a person to acquire control of us through a tender offer, a proxy contest, merger or otherwise, and may deter any potentially hostile offers or other efforts to obtain control of us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Common Stock. See “Description of Capital Stock—Antitakeover Effects of Certain Provisions in our Articles of Incorporation.”

Risks Associated with this Offering, Our Common Stock and our Non-Voting Common Stock.

The market for our Common Stock historically has experienced significant price and volume fluctuations.

The market for our Common Stock historically has experienced and may continue to experience significant price and volume fluctuations similar to those experienced by the broader stock market in recent years. Generally, the fluctuations experienced by the broader stock market have affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our Common Stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our Common Stock to fluctuate substantially.

We have not paid dividends on our Common Stock historically, are currently restricted from paying dividends, and may not pay any cash dividends on our Common Stock for the foreseeable future.

We have not paid cash dividends historically, nor do we expect to pay cash dividends in the foreseeable future. We are subject to certain restrictions on the amount of dividends we may declare without prior regulatory approval. In this regard, we have entered into an informal agreement with the Federal Reserve and the Idaho Department of Finance (“IDF”) which provides, among other things, that we may not pay cash dividends on our Common Stock without the prior written approval of the Federal Reserve and the IDF. In addition, as discussed in “Dividend Policy” below, we are currently restricted from paying dividends on our Common Stock due to the deferral of interest and dividend payments on our junior subordinated debentures and the Series A Preferred

Stock issued to the U.S. Treasury. We intend to pay the deferred dividends as quickly as it is prudent to do so upon receipt of regulatory approval and resume regular dividend payments.

Our profitability measures could be adversely affected if we are unable to effectively deploy the capital raised in our recent capital raise.

We expect to use the proceeds from the recent capital raise and the rights offering to make capital contributions to and strengthen the balance sheet of the Bank, for other general corporate purposes and as otherwise provided for in the Purchase Agreements. Investing the proceeds of the capital raise and rights offering in securities until we are able to deploy the proceeds would provide lower margins than we generally earn on loans, potentially adversely impacting shareholder returns, by adversely affecting earnings per share, net interest margin, return on assets and return on equity, and other common performance measures.

The sale of the Securities registered in this offering may cause the market price of our Common Stock to decline.

The Securities registered in this offering will be freely tradable upon effectiveness of the registration statement relating to this offering. The sale of a significant amount of Securities registered in this offering (whether Common Stock or Warrants) at any given time could cause the trading price of our Common Stock to decline and be highly volatile.

We may pursue additional capital in the future, which could dilute the holders of our outstanding Common Stock and Non-Voting Common Stock and may adversely affect the market price of our Common Stock and Non-Voting Common Stock.

Although we have just completed a significant capital raise, in the current economic environment we believe it is prudent to consider alternatives for raising capital when opportunities to raise capital at attractive prices present themselves, in order to further strengthen our capital and better position ourselves to take advantage of opportunities that may arise in the future. Such alternatives may include issuance and sale of Common Stock or Preferred Stock, or borrowings by the Company, with proceeds contributed to the Bank. Any such capital raising alternatives could dilute the holders of our outstanding Common Stock and Non-Voting Common Stock and may adversely affect the market price of our common stock.

The Non-Voting Common Stock has limited voting rights.

Holders of the Non-Voting Common Stock will not receive any voting rights, including the right to elect any directors, other than limited voting rights as required by law and with respect to matters significantly and adversely affecting the rights and privileges of the Non-Voting Common Stock. See “Description of Capital Stock—Non-Voting Common Stock.”

Our Common Stock and Non-Voting Common Stock are equity and therefore are subordinate to our indebtedness and Preferred Stock.

Shares of our Common Stock and Non-Voting Common Stock are equity interests in the Company and do not constitute indebtedness. As such, shares of our Common Stock and Non-Voting Common Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, holders of our Common Stock and Non-Voting Common Stock are subject to the prior dividend and liquidation rights of any holders of our Preferred Stock then outstanding.

Risks Associated with Our Series A Preferred Stock.

Our Series A Preferred Stock diminishes the net income available to holders of our Common Stock and earnings per common share.

We have issued $27 million of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, (the “Series A Preferred Stock”) to the U.S. Treasury pursuant to the Troubled Asset Relief Program (“TARP”) Capital Purchase Program. See “Description of Capital Stock – Preferred Stock.” The dividends accrued on the Series A Preferred Stock reduce the net income available to holders of our Common Stock and our earnings per common share. The Series A Preferred Stock is cumulative, which means that any dividends not declared or paid will accumulate and will be payable when the payment of dividends is resumed. We have deferred the payment of quarterly dividends on the Series A Preferred Stock, beginning in December 2009 (See “Dividend Policy”). Despite these deferrals, the Company fully intends to meet all of its obligations to the Treasury as quickly as it is prudent to do so. The dividend rate on the Series A Preferred Stock will increase from 5% to 9% per annum five years after its original issuance, or December 2013, if not earlier redeemed. If we are unable to redeem the Series A Preferred Stock prior to the date of this increase, the cost of capital to us will increase substantially. Depending on our financial condition at the time, this increase in the Series A Preferred Stock annual dividend rate could have a material adverse effect on our earnings available to holders of our Common Stock and could also adversely affect our ability to pay dividends on our common shares. Shares of Series A Preferred Stock will also receive preferential treatment in the event of the liquidation, dissolution or winding up of the Company.

Finally, the terms of the Series A Preferred Stock allow the U.S. Treasury to impose additional restrictions, including those on dividends and including unilateral amendments required to comply with changes in applicable federal law. Under the terms of the Series A Preferred Stock, our ability to declare or pay dividends on any of our shares is limited. Specifically, we are unable to declare dividend payments on common, junior preferred or pari passu preferred shares if we are in arrears on the dividends on the Series A Preferred Stock. As noted above, we have deferred the payment of dividend payments on the Series A Preferred Stock and we are therefore currently restricted from paying dividends on our common stock. Further, we are not permitted to increase dividends on our common stock above the amount of the last quarterly cash dividend per share declared prior to October 14, 2008 (which was zero) without the U.S. Treasury’s approval until the third anniversary of the issuance of the Series A Preferred Stock unless all of the Series A Preferred Stock has been redeemed or transferred.

Holders of the Series A Preferred Stock have certain voting rights that may adversely affect holders of our Common Stock, and the holders of the Series A Preferred Stock may have interests different from holders of our Common Stock.

In the event that we do not pay dividends on the Series A Preferred Stock for a total of at least six quarterly dividend periods (whether or not consecutive), as is currently the case, the authorized number of directors of the Company shall automatically be increased by two and the U.S. Treasury will have the right to appoint two directors to our board of directors until all accrued but unpaid dividends have been paid. As noted above, we intend to pay the deferred dividends as quickly as it is prudent to do so upon receipt of regulatory approval and resume regular dividend payments. Otherwise, except as required by law, holders of the Series A Preferred Stock have limited voting rights. So long as shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or our Articles of Incorporation, the vote or consent of holders of at least 66 2/3% of the shares of Series A Preferred Stock outstanding is required for:

•	any authorization or issuance of shares ranking senior to the Series A Preferred Stock;

•	any amendments to the rights of the Series A Preferred Stock so as to adversely effect the rights, preferences, privileges or voting power of the Series A Preferred Stock; or

•

consummation of any merger, share exchange or similar transaction unless the shares of Series A Preferred Stock remain outstanding, or if we are not the surviving entity in such transaction, are converted into or exchanged for preference securities of the surviving entity and the shares of Series A Preferred Stock remaining outstanding or such preference securities have the rights, preferences, privileges and voting power of the Series A Preferred Stock.

The holders of the Series A Preferred Stock, including the U.S. Treasury, may have different interests from the holders of our common stock, and could vote to block the foregoing transactions, even when considered desirable by, or in the best interests of, the holders of our common stock.

The Series A Preferred Stock is equity and is subordinate to our existing and future indebtedness.

Our Series A Preferred Stock are equity interests in the Company and do not constitute indebtedness. As such, shares of our Series A Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company.

Risks Associated with the Warrants.

Because the Warrants are exercisable for Non-Voting Common Stock, you should read the preceding discussion of risks related to ownership of our Non-Voting Common Stock. See “—Risks Associated with Our Common Stock and our Non-Voting Common Stock.” Ownership of the Warrants involves additional risks, including but not limited to the following:

The Warrants are a new class of securities and an active trading market for them may not develop.

The Warrants are complex financial instruments, there is no public market for any of the Warrants, and we have no plans to obtain a listing of the Warrants on any securities exchange. There is no guarantee that a secondary trading market will develop for the Warrants or, if such a market does develop, that it would provide sufficient liquidity to allow you to trade and sell the Warrants or any portion thereof easily.

The Warrants are a risky investment. You may not be able to recover the value of your investment in the Warrants, and the Warrants may expire worthless.

There is no assurance that the trading price of our Non-Voting Common Stock will exceed the exercise price of the Warrants or the price required for you to achieve a positive return on your investment.

Holders of the Warrants will have no rights as a common stockholder, or in certain circumstances, a preferred stockholder, until they exercise the Warrants and acquire the underlying Non-Voting Common Stock.

Until you acquire the shares of Non-Voting Common Stock, upon exercise of the Warrants, you will have no rights with respect to our Non-Voting Common Stock if applicable, including rights to dividend payments or voting rights.

USE OF PROCEEDS

We will receive no proceeds from shares of Common Stock and Non-Voting Common Stock sold by the Selling Securityholders. A portion of the shares of Non-Voting Common Stock covered by this prospectus are issuable upon exercise of Warrants issued to two of the Selling Securityholders. The exercise price of the outstanding Warrants is $1.00 per share. Any exercise of the Warrants may be on a cashless basis, in which case we would not receive any cash payment upon exercise. However, the Warrants may also be exercised by the holder paying us the exercise price in cash. To the extent we receive proceeds from any cash exercise of the Warrants, we may use such proceeds for general corporate purposes or may contribute a portion of the proceeds to the Bank.

CAPITALIZATION AND PRO FORMA FINANCIAL INFORMATION

The following table shows our consolidated capitalization (unaudited) as of December 31, 2011 and as adjusted to give effect to (i) the recent closing of the private placement of 12,350,352 shares of our Common Stock at $1.00 per share, 34,949,648 shares of our Non-Voting Common Stock on an as-converted basis, and (ii) the issuance of 8,700,000 shares of Common Stock pursuant to the Rights Offering and backstop commitments (assuming no shares of Non-Voting Common Stock are issued pursuant to the backstop commitments). The information below assumes that no additional capital will be received as a result of the exercise of the Warrants to purchase 1,700,000 shares of Non-Voting Common Stock, since the Warrants have a “cashless” exercise feature permitting the warrant holders to pay the exercise price in shares. However, if the Warrants were exercised in full for cash, we would receive an additional $1.7 million in capital. You should read the following table with the consolidated financial statements and notes which are incorporated by reference into this prospectus.

	As of December 31, 2011 (Dollars in thousands)
	As Reported	Adjustments from Initial Private Placements (1) (2)	Subtotal	Adjustments from Rights Offering/ Priv Plac Backstop (3)	Pro Forma
INTERMOUNTAIN COMMUNITY BANCORP:
Tier 1 Capital	$67,316	$42,159	$109,475	$8,334	$117,809
Tier 2 Capital	7,491		7,491		7,491
Total Risk-Based Capital	74,807	42,159	116,966	8,334	125,300
Average Assets for Leverage Capital	919,365	42,159	961,524	8,334	969,858
Total Risk Weighted Assets (4)	594,836		594,836		594,836
Tier 1 Capital/Average Assets (Leverage Ratio)	7.32%		11.39%		12.15%
Tier 1 Capital to Risk-Weighted Assets	11.32%		18.40%		19.81%
Total Risk-Based Capital to Risk-Weighted Assets	12.58%		19.66%		21.06%

PANHANDLE STATE BANK:
Tier 1 Capital	$74,123	$30,000	$104,123		$104,123
Tier 2 Capital	7,491		7,491		7,491
Total Risk-Based Capital	81,614	30,000	111,614		111,614
Average Assets for Leverage Capital	918,086	30,000	948,086		948,086
Total Risk Weighted Assets (4)	594,049		594,049		594,049
Tier 1 Capital/Average Assets (Leverage Ratio)	8.07%		10.98%		10.98%
Tier 1 Capital to Risk-Weighted Assets	12.48%		17.53%		17.53%
Total Risk-Based Capital to Risk-Weighted Assets	13.74%		18.79%		18.79%

(1)	Reflects the issuance and sale of 12,350,352 shares of Common Stock at $1.00 per share and 34,949,648 shares of Non-Voting Common Stock on an as-converted basis.
(2)	Regulatory capital ratios of the Bank, as adjusted, reflect the contribution by the Company of a net $30 million in capital to the Bank from the proceeds of the capital raise, net of costs.
(3)	Reflects the issuance and sale of 8,700,000 shares of Common Stock at $1.00 per share. Net proceeds are conservatively estimated at $8.3 million reflecting the issuance of the maximum possible number of shares pursuant to the backstop commitments. A placement agent fee applies to sales to backstop Selling Securityholders, which would result in net proceeds of $8.3 million rather than $8.6 million if the Rights Shares are fully subscribed in the Rights Offering. Although the agreements require the backstop Selling Securityholders to purchase, in a private placement, shares not subscribed in the Rights Offering, regulatory ownership restrictions may result in the Company raising less than the amount indicated.
(4)	Assumes proceeds from the capital raise will initially be placed in cash and cash equivalents with the Federal Reserve Bank. Assets held in the Federal Reserve Bank carry a zero-percent risk-weighting under the regulatory calculation of risk-weighted assets.

DIVIDEND POLICY

We have not paid cash dividends, nor do we expect to pay cash dividends in the foreseeable future. We are subject to certain restrictions on the amount of dividends that we may pay without prior regulatory approval. These restrictions may affect the amount of dividends we may declare for distribution to shareholders in the future. In that regard, we have entered into an informal agreement with the Federal Reserve and the IDF which provides, among other things, that we may not pay cash dividends on our common stock, no par value per share (“Common Stock”) or our Preferred Stock, no par value per share (“Preferred Stock”) without the prior written approval of the Federal Reserve and the IDF.

As previously disclosed, in order to conserve the liquid assets of the Company, we have deferred regularly scheduled interest payments on our outstanding Junior Subordinated Debentures related to our Trust Preferred Securities (“TRUPS Debentures”) and also deferred regular quarterly cash dividend payments on our Preferred Stock held by the U.S. Treasury. Despite these deferrals, the Company fully intends to meet all of its obligations to the Treasury and holders of the trust preferred securities as quickly as it is prudent to do so. During the deferral period applicable to the TRUPS Debentures, we may not, among other things, pay any dividends with respect to our capital stock. During the deferral period applicable to the Preferred Stock, we may not pay cash dividends on our common stock.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of:

•	300,000,000 shares of our common stock, no par value per share (“Common Stock”); and

•	1,000,000 shares of preferred stock, no par value per share (“Preferred Stock”).

As of April 17, 2012, there were 20,776,220 shares of our Common Stock issued and outstanding, approximately 153,094 shares of Common Stock issuable upon exercise of outstanding stock options. Additionally, 653,226 shares of our Common Stock are subject to a warrant held by the U.S. Treasury in connection with its purchase of Series A Preferred Stock (as defined herein).

Subject to our shareholders’ approval of an amendment to the Articles of Incorporation (the “Amended Articles”) with regards to the authorization and issuance of non-voting common stock, no par value (the “Non-Voting Common Stock”), we will be authorized to issue 100,000,000 shares of Non-Voting Common Stock. Additionally, 1,700,000 shares of our Non-Voting Common Stock are subject to warrants held by certain Selling Securityholders issued in connection with the Company’s recent capital raise.

Of our 1,000,000 authorized shares of Preferred Stock, 27,000 shares of our “Fixed Rate Cumulative Perpetual Preferred Stock, Series A” (the “Series A Preferred Stock”) are outstanding and 698,992.96 shares of our “Mandatorily Convertible Cumulative Participating Preferred Stock, Series B” (the “Series B Preferred Stock”) are outstanding as of the date of this prospectus, all of which will mandatorily convert into 34,949,648 shares of Non-Voting Common Stock.

Common Stock

General

Holders of Common Stock have one vote per share on all matters submitted to a vote of our shareholders. There are no cumulative voting rights for the election of directors. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of shares of our Common Stock have no preemptive, subscription, redemption, sinking fund or conversion rights.

Dividends

Holders of Common Stock are entitled to receive dividends declared by our board of directors out of funds legally available therefor. Holders of Preferred Stock and debt securities, however, have a priority right to distributions and payment over Common Stock. The ability to pay dividends depends in part on the amount of dividends paid to us by the Bank. Our payment of dividends on shares of our Common Stock, and the Bank’s payment of dividends to us, are subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice.

Dividend Restrictions - The Company

The Company is regulated by the Federal Reserve. Current guidance from the Federal Reserve provides, among other things, that dividends per share generally should not exceed earnings per share, measured over the previous four fiscal quarters. We have not historically paid cash dividends and do not expect to pay dividends in the foreseeable future. Any future dividends, when and if declared and paid, would depend on sufficient earnings to support them and approval of appropriate bank regulatory authorities. The Idaho Business Corporation Act (“IBCA”) allows an Idaho business corporation to make a distribution, including payment of dividends, only if, after giving effect to the distribution, in the judgment of the board of directors: (a) the corporation would be able to pay its debts as they become due in the usual course of business; and (b) the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

We have entered into an informal agreement with the Federal Reserve and IDF which provides, among other things, that we may not pay cash dividends on our Common Stock without the prior written approval of the Federal Reserve and IDF. In addition, the terms of our TRUPS Debentures prohibit the payment of dividends on our Common Stock during any period in which we defer payments of interest on the debentures, as is currently the case (see “Dividend Policy” above). The Company’s ability to pay dividends is further governed by the terms of the Series A Preferred Stock, as described below.

Dividend Restrictions - The Bank

A bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. The Bank has entered into an informal agreement with the FDIC and the IDF that provides, among other things, that the Bank may not pay cash dividends on its Common Stock without the prior written approval of the FDIC and the IDF. The Idaho Bank Act (at Title 26, Chapter 6, Section 26-604) also imposes substantive restrictions on the ability of the board of directors to declare or pay cash dividends, based on the amount of the Bank’s surplus fund relative to paid-in common stock. Accordingly, the dividend restrictions imposed on the Bank by regulation or statute effectively may limit the amount of dividends we can pay.

Non-Voting Common Stock

General

We are authorized to issue 100,000,000 shares of Non-Voting Common Stock. The holders of Non-Voting Common Stock have no voting power and are not entitled to vote on any matter except as otherwise required by law or as otherwise expressly provided for in our Amended Articles of Incorporation. Otherwise, the Non-Voting Common Stock in all respects carries the same rights and privileges as Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up) and are treated the same as Common Stock (including in any merger, consolidation, share exchange or other similar transaction); provided, that if we will in any manner split, subdivide or combine (including by way of a dividend payable in shares of Common Stock or Non-Voting Common Stock) the outstanding shares of Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock will likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share, and provided further that no dividend payable in Common Stock will be declared on the Non-Voting Common Stock and no dividend payable in Non-Voting Common Stock will be declared on the Common Stock, but instead, in the case of a stock dividend, each class of Common Stock will receive such dividend in like stock.

Conversion into Common Stock

Any holder of Non-Voting Common Stock may convert any number of shares of Non-Voting Common Stock into an equal number of shares of voting Common Stock, but only if such conversion is simultaneous with or following:

•	a transfer that is part of a widely distributed public offering of voting Common Stock,

•	a transfer that is part of a private placement of voting Common Stock in which no one party acquires the rights to purchase in excess of 2% of the voting Common Stock then outstanding,

•	a transfer of voting Common Stock to an underwriter for the purpose of conducting a widely distributed public offering,

•

following a widely distributed public offering, a transfer of voting Common Stock not requiring registration under the Securities Act of 1933, as amended, in reliance on Rule 144 thereunder in which no one party acquires in excess of 2% of the voting Common Stock then outstanding; or

•

a transfer to a person that would control more than 50% of the “voting securities” of the Company as defined by the Board of Governors of the Federal Reserve System without giving effect to such transfer (collectively, the “Conversion Conditions”).

Due to these Conversion Conditions, the holders of Non-Voting Common Stock will not retain ownership of any of the Voting Common Stock into which such Non-Voting Common Stock has been converted. If the Company ceases to be a bank holding company or ceases to control any depository institution it had acquired, then the conversion conditions noted above will lapse and any holder of Non-Voting Common Stock may convert such shares of Non-Voting Common Stock into voting Common Stock without limitation.

Preferred Stock

General

We are authorized to issue 1,000,000 shares of Preferred Stock, no par value per share, of which (i) 27,000 shares of which have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”), all of which is outstanding as of the date of this prospectus and (ii) 864,600 shares of which have been designated as Mandatorily Convertible Cumulative Participating Preferred Stock, Series B (“Series B Preferred Stock”), 698,992.96 of which are outstanding as of the date of this prospectus, all of which will mandatorily convert into 34,949,648 shares of Non-Voting Common Stock. We do not have any other preferred stock outstanding.

Our board of directors is authorized, without further shareholder action, to issue additional preferred stock with such designations, preferences and rights as our board of directors may determine.

Series A Preferred Stock

Dividends Payable on Shares of Series A Preferred Stock

Holders of shares of Series A Preferred Stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period from December 19, 2008, to, but excluding,

November 15, 2013. From and after November 15, 2013, holders of shares of Series A Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15 (each a “dividend payment date”), starting with February 15, 2009. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A Preferred Stock are payable to holders of record of shares of Series A Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If we determine not to pay any dividend or a full dividend with respect to the Series A Preferred Stock, we are required to provide written notice to the holders of shares of Series A Preferred Stock prior to the applicable dividend payment date. We provided such notice in connection with the deferral of dividends described above under “Dividend Policy”.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In that regard, we have entered into an informal agreement with the Federal Reserve and the IDF which provides, among other things, that we may not pay cash dividends or interest payments on our common or preferred stock or junior subordinated debentures without the prior written approval of the Federal Reserve and the IDF. In addition, we are subject to Idaho state laws relating to the payment of dividends.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock will rank:

•	senior to our Common Stock and all other equity securities designated as ranking junior to the Series A Preferred Stock; and

•

at least equally with all other equity securities designated as ranking on a parity with the Series A Preferred Stock, or parity stock, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of us.

So long as any shares of Series A Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on our Common Stock or other junior stock, other than a dividend payable solely in Common Stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our Common Stock or other junior stock unless we have paid in full all accrued dividends on the Series A Preferred Stock for all prior dividend periods, other than:

•

purchases, redemptions or other acquisitions of our Common Stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business and consistent with past practice, including purchases pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

•

purchases or other acquisitions by one of our broker-dealer subsidiaries solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

•	purchases by one of our broker-dealer subsidiaries of our capital stock for resale pursuant to an offering by us of such stock that is underwritten by such broker-dealer subsidiary;

•	any dividends or distributions of rights on junior stock in connection with any shareholders’ rights plan or any redemption or repurchases of rights pursuant to any shareholders’ rights plan;

•

acquisition by us or any of our subsidiaries of record ownership of junior stock or parity stock for the beneficial ownership of any other person other than us or one of our subsidiaries, including as trustee or custodian; and

•

the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 19, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

Until such time as the U.S. Treasury ceases to own any shares of Series A Preferred Stock, if we repurchase shares of Series A Preferred Stock from a holder other than the U.S. Treasury, other than permitted repurchases, we must offer to repurchase a ratable portion of the Series A Preferred Stock then held by the U.S. Treasury.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the Series A Preferred Stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series A Preferred Stock), with respect to the Series A Preferred Stock and any other parity stock will be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the immediately preceding paragraph, such dividends (payable in cash, securities or otherwise) as may be determined by our board of directors may be declared and paid on our Common Stock and any other stock ranking junior to the Series A Preferred Stock from time to time out of any funds legally available for such payment, and the Series A Preferred Stock will not be entitled to participate in any such dividend.

Redemption

The Series A Preferred Stock may be redeemed at any time, subject to the approval of the Federal Reserve Board, in whole or in part (but at least 25%), subject to notice as described below.

In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The Series A Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A Preferred Stock have no right to require the redemption or repurchase of the Series A Preferred Stock.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Series A Preferred Stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

We will mail notice of any redemption of Series A Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series A Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of Series A Preferred Stock are to be redeemed, and the number of shares of Series A Preferred Stock to be redeemed (and, if less than all shares of Series A Preferred Stock held by the applicable holder, the number of shares to be redeemed from the holder).

Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock, undesignated as to series and available for future issuance.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our Common Stock or any other shares ranking, as to that distribution, junior to the Series A Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series A Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and other shares of parity stock, the holders of our Common Stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, lease nor exchange (for cash, securities or other property) of all or substantially all of our assets, nor the consolidation or merger by us with or into any other corporation or any other entity or by another corporation or any other entity with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series A Preferred Stock will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), as is currently the case, the authorized number of directors then constituting our board of directors will be increased by two. Holders of Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirements of any exchange or quotation service on which our securities may be listed or quoted) regarding board composition and independent directors.

Upon the termination of the right of the holders of Series A Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office will terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Series A Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series A Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares of Series A Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights. So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

•

any amendment or alteration of the Certificate of Designations for the Series A Preferred Stock or our Articles of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or distribution of assets on any liquidation, dissolution or winding up of us;

•

any amendment, alteration or repeal of any provision of the Certificate of Designations for the Series A Preferred Stock or our Articles of Incorporation so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•

any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation of us with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, are converted into or exchanged for preference securities of the surviving entity or its ultimate parent, and (ii) such remaining outstanding shares of Series A Preferred Stock or preference securities have rights, preferences, privileges and voting powers, and limitations and restrictions thereof, that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Stock, taken as a whole.

Holders of shares of Series A Preferred Stock will be entitled to one vote for each such share on any matter on which holders of shares of Series A Preferred Stock are entitled to vote, including any action by written consent.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

U.S. Treasury Warrant

In connection with the U.S. Treasury’s purchase of our Series A Preferred Stock, we issued to the U.S. Treasury a ten-year warrant exercisable for 653,226 shares of our Common Stock at an initial exercise price of $6.20 (the “Treasury Warrant”).

Exercise of the Treasury Warrant

The Treasury Warrant may be exercised at any time on or before December 19, 2018 by surrender of the Treasury Warrant and a completed notice of exercise attached as an annex to the Treasury Warrant and the payment of the exercise price for the shares of Common Stock for which the Treasury Warrant is being exercised. The exercise price may be paid either by the withholding of such number of shares of Common Stock issuable upon exercise of the Treasury Warrant equal to the value of the aggregate exercise price of the Treasury Warrant determined by reference to the market price of our Common Stock on the trading day on which the Treasury Warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the Treasury Warrant is subject to adjustments as described below under the heading “— Adjustments to the Treasury Warrant.”

Upon exercise of the Treasury Warrant, certificates for the shares of Common Stock issuable upon exercise will be issued to the Treasury Warrant holder. We will not issue fractional shares upon any exercise of the Treasury Warrant. Instead, the Treasury Warrant holder will be entitled to a cash payment equal to the market price of our Common Stock on the last trading day preceding the date of exercise of the Treasury Warrant (less the pro-rated exercise price of the Treasury Warrant) for any fractional shares that would have otherwise been issuable upon exercise of the Treasury Warrant. We will at all times reserve the aggregate number of shares of our Common Stock for which the Treasury Warrant may be exercised.

Rights as a Shareholder

The Treasury Warrant holder will have no rights or privileges of the holders of our Common Stock, including any voting rights, until (and then only to the extent that) the Treasury Warrant has been exercised.

Adjustments to the Treasury Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of shares for which the Treasury Warrant may be exercised and the exercise price applicable to the Treasury Warrant will be proportionately adjusted in the event we pay dividends or make distributions of our Common Stock, subdivide, combine or reclassify outstanding shares of our Common Stock.

Other Distributions. If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the Treasury Warrant will be adjusted to reflect such distribution.

Certain Repurchases. If we effect a pro rata repurchase of Common Stock, both the number of shares issuable upon exercise of the Treasury Warrant and the exercise price will be adjusted.

Business Combinations. In the event of a merger, consolidation or similar transaction involving the Company and requiring shareholder approval, the Treasury Warrant holder’s right to receive shares of our Common Stock upon exercise of the Treasury Warrant will be converted into the right to exercise the Treasury Warrant for the consideration that would have been payable to the warrantholder with respect to the shares of Common Stock for which the Treasury Warrant may be exercised, as if the Treasury Warrant had been exercised prior to such merger, consolidation or similar transaction.

Investor Warrants

The following is a brief description of the terms of the Warrants issued to some of the Selling Securityholders in our recent capital raise. This summary does not purport to be complete in all respects. This description is subject to, and qualified in its entirety by reference to, the form of warrant agreement for the Warrants, a copy of which has been filed with the SEC as Exhibit 4.2 to our Current Report on Form 8-K on January 23, 2012 (filed as part of the form of Amended and Restated Securities Purchase Agreement).

Exercise of Warrants

The Warrants are initially exercisable for up to 1,700,000 shares of Non-Voting Common Stock at $1.00 per share at any time until January 23, 2015, the third anniversary of the issuance of the Warrants.

Anti-Dilution and Other Provisions

Subject to certain exceptions, the exercise price of the Warrants will be adjusted upon the occurrence of any of the following events:

•

issuances of Common Stock or Non-Voting Common Stock (other than in connection with a permitted rights offering, certain stock compensation plans, stock splits or subdivisions, conversions of Preferred Stock or exercise of the Warrants) at less than 95% of the greater of the most recent closing price per share as reported by the OTCBB on (i) the date on which the Company issues or sells any Common Stock or Non-Voting Common Stock (ii) on the first date of the announcement of such issuance;

•	stock splits, subdivisions, reclassifications or combinations;

•

certain distributions of shares of a class other than Common Stock or Non-Voting Common Stock or other property (including cash, but excluding ordinary dividends) to holders of Common Stock or Non-Voting Common Stock;

•	certain repurchases of Common Stock or Non-Voting Common Stock;

•	certain business combinations; or

•	any other Company action that in the opinion of the Board would adversely affect the rights of the holders of the Warrants.

Rights as a Shareholder

Holders of Warrants shall have no rights or privileges of the holders of our Non-Voting Common Stock until (and then only to the extent) the Warrants have been exercised.

Net Share Settlement Payment of Exercise Price of Warrants

The Warrants have a “cashless” exercise feature permitting the warrant holders to pay the aggregate exercise price with shares of Non-Voting Common Stock, based on the value of the market price of the underlying Common Stock on the trading day immediately prior to the date on which the Warrants and the notice of exercise are delivered to us.

Antitakeover Effects of Certain Provisions in our Articles of Incorporation

Certain provisions of our Articles of Incorporation may be deemed to have an antitakeover effect and may collectively operate to delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders. These provisions include:

Preferred Stock Authorization. As noted above, the board of directors, without shareholder approval, has the authority under our Articles of Incorporation to issue preferred stock with rights superior to the rights of the holders of Common Stock. As a result, preferred stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of Common Stock and could be issued with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult.

Articles of Incorporation Limitation on Business Combinations. Our Articles of Incorporation include certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest, merger or otherwise. These provisions include:

•	certain non-monetary factors that the board of directors may consider when evaluating a takeover offer, as described below:

•	a requirement that any plan of merger or share exchange that would result in a Change in Control (as defined in the Articles of Incorporation) be approved by the affirmative vote of not less than

66 2/3% of the shares of Series A Preferred Stock and Common Stock, and the affirmative vote of not less than 80% of the shares of Non-Voting Common Stock entitled to vote (a level in excess of the requirement that would otherwise be imposed by Idaho law); and

•	division of the board of directors into three classes serving a staggered term of office, with one class of directors elected each year for a three-year term.

Our Articles of Incorporation allow our board of directors to consider non-monetary factors in evaluating certain takeover bids. Specifically, the Articles of Incorporation allow our Board, in determining what is in the best interests of the Company and our shareholders, to give due consideration to the social, legal, and economic effects on employees, customers and suppliers of the Company and the Bank and on the communities and geographical areas in which the Company and the Bank operate, the economy and state and the nation, the long-term as well as short-term interests of the Company and its shareholders, including the possibility that these interests may be best served by the continued independence of the Company, and other relevant facts.

The use of a staggered board may make a change of control, or the removal of management, more difficult, as only a third of the directors are elected in any given year.

The matters described above may have the effect of lengthening the time required for a person to acquire control of the Company through a tender offer, proxy contest, or otherwise, and may deter any potentially non-negotiated offers or other efforts to obtain control of the Company. This could deprive our shareholders of opportunities to realize a premium for their Company stock, even in circumstances where such action was favored by a majority of our shareholders.

Amendment of Articles of Incorporation and Bylaws. The IBCA authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation without shareholder approval. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Company’s bylaws may be amended or repealed by the board of directors at any regular or special meeting, subject to repeal or change by action of the Company’s shareholders at a regular or special shareholders’ meeting.

Restrictions on Ownership under Applicable Law

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of our Common Stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our Common Stock under the Change in Bank Control Act. Any holder of 25% or more of our Common Stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.

CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

This section describes the material United States federal income and estate tax consequences of acquiring and owning the Common Stock and Warrants, and the Non-Voting Common Stock issuable in respect of the Warrants. This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in the light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding our Common Stock, Warrants or Non-Voting Common Stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who is an investor in a pass-through entity;

•	a United States person whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a United States expatriate.

This summary does not discuss non-income taxes (except U.S. federal estate tax), any aspect of the U.S. federal alternative minimum tax, or state, local or non-U.S. taxation; and it assumes that the Common Stock, Warrants and Non-Voting Common Stock are held as capital assets. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (“IRS”) and all other applicable authorities (collectively, “Tax Authorities”). Tax Authorities are subject to change, possibly with retroactive effect.

If a partnership (or an entity or arrangement classified as a partnership for United States federal income tax purposes) holds our Common Stock, Warrants and Non-Voting Common Stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Common Stock, Warrants or Non-Voting Common Stock, you should consult your tax advisor.

We urge prospective U.S. Holders and Non-U.S. Holders to consult their tax advisors regarding the income and other tax considerations of acquiring, holding and disposing of our Common Stock, Warrants and Non-Voting Common Stock.

You are a “U.S. Holder” if you are a beneficial owner of Common Stock, a Warrant or Non-Voting Common Stock and you are:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a U.S. person for United States federal income tax purposes.

You are a “Non-U.S. Holder” if you are a beneficial owner of Common Stock, a Warrant or Non-Voting Common Stock, and are neither a U.S. Holder nor a partnership or other entity treated as a partnership for United States federal income tax purposes.

Ownership of Common Stock

U.S. Holders

Dividends. In general, any distributions made to you with respect to shares of Common Stock will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Dividends are taxable as ordinary income. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our Common Stock and thereafter as capital gain from the sale or exchange of such Common Stock. If a distribution is made with respect to shares of Common Stock in the form of our stock or rights to acquire our stock, then such distribution will not be taxable.

Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the corporate U.S. Holder meets certain holding period and other applicable requirements.

If a dividend exceeds certain thresholds in relation to a U.S. Holder’s tax basis in our Common Stock, then such dividend could be characterized as an “extraordinary dividend” (as defined in Section 1059 of the Code) in certain situations. Generally, a corporate U.S. Holder that receives an extraordinary dividend is required to reduce its stock basis by the portion of such dividend that is not taxed because of the dividends-received deduction. If the amount of the reduction exceeds such U.S. Holder’s tax basis in the Common Stock, the excess is treated as taxable gain from the sale or exchange of such stock for the taxable year in which the extraordinary dividend is received. Non-corporate U.S. Holders who receive an extraordinary dividend would be required to treat any losses on the sale of the Common Stock as long-term capital losses to the extent of the dividends received by them that qualify for the 15% tax rate.

Under current law, provided certain holding period and other requirements are satisfied, dividends received by U.S. Holders that are individuals generally will be taxed at a maximum tax rate of 15%.

Sale or Other Disposition of Our Common Stock. Upon the sale or other disposition of our Common Stock, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in our Common Stock. Such capital gain or loss will generally be long-term if your holding period in respect of such Common Stock is more than one year. The deductibility of capital losses is subject to limitations. Under current law, net long-term capital gain recognized in a tax year by U.S. Holders that are individuals is subject to a maximum tax rate of 15%.

Non-U.S. Holders

Dividends. In general, any distributions made to you with respect to shares of Common Stock that constitute dividends for United States federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable income tax treaty (special certification and other requirements may apply if our Common Stock is held through certain foreign intermediaries). A distribution will constitute a dividend for United States federal income tax purposes to the extent made out of our current or accumulated earnings and profits as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our Common Stock and thereafter as capital gain from the sale or exchange of such Common Stock. If a distribution is made with respect to shares of Common Stock in the form of our stock or rights to acquire our stock, then such distribution will not be taxable.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you provide an IRS Form W-8ECI, or successor form, to the payor. Instead, such dividends generally will be subject to United States federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, all or a portion of the effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business within the United States but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Our Common Stock. Gain realized on the disposition of our Common Stock (including, in the case of conversion, any cash in lieu of a fractional Common Share, but excluding any amounts received with respect to declared and unpaid dividends) generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income tax basis at regular graduated U.S. federal income tax rates generally in the same manner as if such Non-U.S. Holder were a U.S. Holder. A Non-U.S. Holder that is a corporation may also be subject to an additional branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal incomet tax at a flat 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S. source capital losses, even though the non-U.S. Holder is not considered a resident of the United States, provide that the Non-U.S. Holder timely files U.S. federal income tax returns with respect to such losses. With respect to the third bullet point above, we believe we are not currently, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

Ownership of Warrants

U.S. Holders

Sale of a Warrant. In general, if you are a U.S. Holder of a Warrant, you will recognize gain or loss upon the sale of the Warrant in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in the Warrant. Your initial tax basis in a Warrant will be its purchase price. Gain or loss attributable to the sale of a Warrant will generally be capital gain or loss.

Cash Exercise of Warrants. The cash exercise of a Warrant by, or on behalf of, a U.S. Holder will generally not be a taxable transaction for U.S. federal income tax purposes. The basis of Non-Voting Common Stock acquired upon exercise of a Warrant will equal the sum of the price paid for the Non-Voting Common Stock and such U.S. Holder’s tax basis in the Warrant exercised. The holding period of the Non-Voting Common Stock will begin on the day the rights are exercised.

Cashless Exercise of Warrant. The U.S. federal income tax consequences of the exercise of Warrants on a cashless basis as described above under “Description of Capital Stock — Investor Warrants — Net Share Settlement Payment of Exercise Price of Warrants” and “Description of Capital Stock — U.S. Treasury Warrant — Exercise of the Treasury Warrant” are not entirely clear. Although there is no authority directly on point, we expect that the exercise of the Warrants should be treated as a non-recognition event (except with respect to any cash in lieu of fractional shares), either because (i) the Warrants are treated as options with an exercise price of zero to receive a variable number of shares of our Non-Voting Common Stock, or (ii) the exchange of Warrants for stock on a cashless basis is treated as a recapitalization. In either case, if you are a U.S. Holder, your tax basis in the Non-Voting Common Stock received would equal your tax basis in the Warrants, less any amount attributable to any fractional share. If the Warrants are treated as options, the holding period of the Non-Voting Common Stock acquired upon the exercise of a Warrant should commence upon the day following the date the Warrant is exercised (or possibly on the date of exercise). If the exchange of Warrants for stock is treated as a recapitalization, the holding period of Non-Voting Common Stock received upon the exercise of a Warrant will include your holding period of the Warrant. Your receipt of cash in lieu of a fractional share of Common Stock will generally be treated as if you received the fractional share and then received such cash in redemption of such fractional share. Such redemption will generally result in capital gain or loss equal to the difference between the amount of cash received and your adjusted federal income tax basis in the Non-Voting Common Stock that is allocable to the fractional shares.

Due to the absence of authority on the U.S. federal income tax treatment of the exercise of Warrants on a cashless basis, you should consult your own tax advisors concerning the possible tax consequences of the cashless exercise of your Warrants.

Expiration of the Warrants. Upon the expiration of the Warrants, a U.S. Holder will recognize a loss equal to the adjusted tax basis of the Warrants. Such loss will generally be a capital loss. If the Warrant has been held for more than one year on the date of expiration, the capital loss will be a long-term capital loss.

Adjustments under the Warrants. Pursuant to the terms of the Warrants, the exercise price at which the Non-Voting Common Stock may be purchased, and/or the number of shares of Non-Voting Common Stock that may be purchased, is subject to adjustment from time to time upon the occurrence of certain events. Under Section 305 of the Code, a change in conversion ratio or any transaction having a similar effect on the interest of the holder of a Warrant may be treated as a distribution with respect to any U.S. Holder of Warrants whose proportionate interest in our earnings and profits is increased by such change or transaction. Thus, under certain circumstances that may or may not occur, such an adjustment pursuant to the terms of the Warrants may be treated as a taxable distribution to the U.S. Holder of a Warrant to the extent of our current or accumulated earnings and profits, without regard to whether the U.S. Holder of the Warrant receives any cash or other property. In particular, an adjustment that occurs as a result of a cash distribution to the holders of our Common Stock will be treated as such a taxable distribution. In the event of such a taxable distribution, a U.S. Holder’s basis in its Warrants will be increased by an amount equal to the amount of the taxable distribution.

The rules with respect to adjustments are complex and U.S. Holders of Warrants should consult their own tax advisors in the event of an adjustment.

Non-U.S. Holders

Sale or Exercise of the Warrants. Upon the sale or other disposition of our Warrants, gain or loss will generally be treated for U.S. income tax purposes in the manner described above under “Ownership of Common Stock – Non-U.S. Holders – Sale or Other Disposition of Our Common Stock.”

Adjustments under the Warrants. Any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate (see “Ownership of Warrants—U.S. Holders—Adjustments Under the Warrants” above) will be subject to U.S. federal withholding tax at a 30% rate (or lower applicable income tax treaty rate). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to you, including, but not limited to, shares of our Non-Voting Common Stock delivered upon exercise of the Warrants. However, deemed dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate).

Ownership of Non-Voting Common Stock

U.S. Holders

Dividends. In general, any distributions made to you with respect to shares of Non-Voting Common Stock will be treated for U.S. federal income tax purposes in the manner described above under “Ownership of Common Stock – U.S. Holders – Dividends.”

Sale or Other Disposition of Our Non-Voting Common Stock. Upon the sale or other disposition of our Non-Voting Common Stock, gain or loss will generally be treated for U.S. income tax purposes in the manner described above under “Ownership of Common Stock – U.S. Holders – Sale or Other Disposition of Our Common Stock.”

Conversion into Common Stock. A U.S. Holder generally will not recognize any gain or loss in respect of the receipt of Common Stock upon the conversion of our Non-Voting Common Stock, which conversion can occur only in connection with certain transfers made in accordance with and as permitted by guidance and policies established by the Board of Governors of the Federal Reserve System, except that cash received in lieu of a fractional share of Non-Voting Common Stock will result in capital gain or loss in an amount equal to the difference between the amount of cash received and the amount of the U.S. Holder’s adjusted tax basis allocable to the fractional share. Such gain or loss will be treated for U.S. income tax purposes in the manner described above under “Ownership of Common Stock – U.S. Holders – Sale or Other Disposition of Our Common Stock.”

The adjusted tax basis of Common Stock received on conversion will equal the adjusted tax basis of the Non-Voting Common Stock converted (including the portion of adjusted tax basis allocated to any fractional share exchanged for cash). The holding period of Common Stock received on conversion will generally include the U.S. Holder’s holding period for the Non-Voting Common Stock.

Non-U.S. Holders

Dividends. In general, any distributions made to you with respect to shares of Non-Voting Common Stock will be treated for U.S. federal income tax purposes in the manner described above under “Ownership of Common Stock – Non-U.S. Holders – Dividends.”

Sale or Other Disposition of Our Non-Voting Common Stock. Upon the sale or other disposition of our Non-Voting Common Stock, gain or loss will generally be treated for U.S. income tax purposes in the manner described above under “Ownership of Common Stock – Non-U.S. Holders – Sale or Other Disposition of Our Common Stock.”

Conversion into Common Stock. A Non-U.S. Holder generally will not recognize any gain or loss in respect of the receipt of Common Stock upon the conversion of our Non-Voting Common Stock, except that cash received in lieu of a fractional share of Common Stock will result in capital gain or loss in an amount equal to the difference between the amount of cash received and the amount of the Non-U.S. Holder’s adjusted tax basis allocable to the fractional share. Such gain or loss will be treated for U.S. income tax purposes in the manner described above under “Ownership of Common Stock – Non-U.S. Holders – Sale or Other Disposition of Our Common Stock.”

The adjusted tax basis of Common Stock received on conversion will equal the adjusted tax basis of the Non-Voting Common Stock converted (including the portion of adjusted tax basis allocated to any fractional share exchanged for cash). The holding period of Common Stock received on conversion will generally include the Non-U.S. Holder’s holding period for the Non-Voting Common Stock.

Information Reporting and Backup Withholding Requirements

Information reporting to the IRS is generally required in connection with the payment of dividends with respect to shares of Common Stock and Non-Voting Common Stock, as well as in connection with the payment of cash in lieu of fractional shares. In the case of a Non-U.S. Holder, the information so reported to the IRS may also be made available to the tax authorities of the county in which the Non-U.S. Holder resides.

Certain U.S. Holders and Non-U.S. Holders who do not provide appropriate information when requested may also be subject to backup withholding. Any amount withheld under such rules is not an additional tax and may be refunded or credited against such U.S. federal income tax liability, provided that the required information is properly furnished in a timely manner to the IRS.

Recent Legislation

Recent legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock and warrants with respect thereto, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our Common Stock and Warrants.

U.S. Federal Estate Tax – Individuals Not Citizens or Residents for U.S. Federal Estate Tax Purposes

Common Stock and Non-Voting Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death may be includable in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable tax treaty provides otherwise. Non-U.S. Holders should consult their tax advisors regarding whether the U.S. federal estate tax will apply in their case.

ERISA CONSIDERATIONS

This section is specifically relevant to you if you propose to invest in the Securities on behalf of a pension, profit sharing, or other employee benefit plan, individual retirement account, or other retirement or benefit plan account or arrangement, which is subject to ERISA, or Section 4975 of the Code or on behalf of any other entity the assets of which are “plan assets” under ERISA (which we refer to individually as a Plan and collectively as Plans). If you are proposing to invest in the Securities on behalf of a Plan, you should consult your legal counsel before making such investment. This section also may be relevant to you if you are proposing to invest in the Securities described in this prospectus on behalf of a plan account or arrangement that is subject to laws that have a similar purpose or effect as the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code (which we refer to as “Similar Laws”), in which event you also should consult your legal counsel before making such investment.

ERISA and the Code prohibit certain transactions (commonly called prohibited transactions) between a Plan and any person who is a “party in interest” (within the meaning of ERISA) or a “disqualified person” (within the meaning of the Code) with respect to the Plan unless an exemption applies to the transaction. A prohibited transaction includes a direct or indirect sale or exchange between a Plan and a party in interest or a disqualified person, and a prohibited transaction can result in the imposition of excise taxes and other liabilities under ERISA and the Code. The acquisition or holding of Securities by a Plan with respect to which we or certain of our affiliates are or become a party in interest or disqualified person may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code, unless the Securities are acquired or held pursuant to and in accordance with an applicable exemption. Accordingly, in such situations, the Securities may not be purchased or held by any Plan or any person investing “plan assets” of any Plan, unless such purchase or holding is eligible for the exemptive relief available under a statutory, individual or class exemption. Class exemptions include: transactions effected on behalf of a Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60, as amended), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), and transactions involving bank collective investment funds (prohibited transaction exemption 91-38, as amended). The person making the decision to invest in the Securities on behalf of a Plan or a plan which is subject to Similar Laws shall be deemed, on behalf of itself and such Plan or plan, by purchasing the Securities to represent that (a) the Plan or plan will pay no more than adequate consideration in connection with the purchase of the Securities, (b) neither the purchase of the Securities nor the exercise of any rights related to the Securities will result in a non-exempt prohibited transaction under ERISA or the Code or any similar laws, (c) neither Intermountain nor any of its affiliates is a “fiduciary” (within the meaning of ERISA or any similar laws) with respect to the purchaser in connection with the purchaser’s acquisition of or investment in the Securities, and (d) no advice provided by Intermountain or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the purchase of the Securities.

SELLING SECURITYHOLDERS

When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the tables below. The Selling Securityholders may from time to time offer and sell any or all of the Securities set forth below pursuant to this prospectus. We do not know when or in what amounts the Selling Securityholders may offer Securities for sale. It is possible that the Selling Securityholders will not sell any or all of the Securities offered under this prospectus.

The Selling Securityholders initially acquired the Securities covered by this prospectus (other than the shares of Non-Voting Common Stock issuable upon exercise of the Warrants or upon conversion of the Series B Preferred Stock and securities that may be issued pursuant to their commitments to backstop the Rights Offering (as applicable)) on January 23, 2012 upon the closing of the capital raise described in the Section “Prospectus Summary” above under “Investment Transactions.” The Selling Securityholders may, at any time and from time to time, offer and sell pursuant to this prospectus any or all of the Securities in any type of transaction as more fully described in “—Plan of Distribution.”

Except as set forth below under “—Board Representation and Board Observer Rights of Certain Selling Securityholders” and other than with respect to acquisition of the Securities from us, none of the Selling Securityholders has, or within the past three years has had, any position, office, or other material relationship with us.

As mentioned in “—Plan of Distribution,” in offering the Securities covered by this prospectus, the Selling Securityholders (and any brokers, dealers or agents that participate in the distribution of Securities) may be deemed to be “underwriters” within the meaning of the Securities Act.

Board Representation and Board Observer Rights of Certain Selling Securityholders

In connection with the January 23, 2012 capital raise, Selling Securityholders affiliated with Stadium Capital Management, LLC (“Stadium”) obtained the right to representation on our board of directors and on the board of directors of the Bank, with an ongoing contractual right to board representation. Another Selling Securityholder, JRF, LLC (“JRF”), obtained the right to representation on our board of directors and on the board of directors of the Bank, without an ongoing contractual right to board representation. Specifically, these two Selling Securityholders are entitled to nominate one person to be elected or appointed to our board of directors (and the board of directors of the Bank) subject to receipt of applicable regulatory approvals, satisfaction of all legal and governance requirements regarding service as a director of the Company and the Bank and the reasonable approval of the Nominating Committee of our Board and the Bank’s Board. In that connection, Stadium has nominated John L. Welborn and JRF has nominated Russell John Kubiak, Jr., and each was appointed a director of the Company and the Bank effective January 23, 2012.

In addition, another Selling Securityholder, Castle Creek Capital Partners IV, LP (“Castle Creek”) has been granted the same board representation rights as Stadium as described in the immediately preceding paragraph. However, at this time Castle Creek has elected to have a representative on the board of directors of the Bank only. Effective as of January 23, 2012, Castle Creek nominated John T. Pietrzak to serve as a director of the Bank.

So long as each of Castle Creek and Stadium holds at least 5% of all outstanding shares of our Common Stock (counting for such purposes all shares of Common Stock for which securities by such Selling Securityholder are directly or indirectly convertible or exercisable, and excluding as shares owned and outstanding shares of Common Stock issued by us after the closing date, other than as contemplated by the Securities Purchase Agreements), and should such Selling Securityholder choose to elect to exercise its right to board representation on our board of directors, we will be required to recommend to our shareholders the election of such Selling Securityholder’s board representative at our annual meeting, subject to satisfaction of all legal and governance requirements regarding service as a director of the Company and to the reasonable approval of the Nominating Committee and the Board. In addition, for so long as each of Castle Creek and Stadium is entitled to a board representative but do not have a board representative serving on our board of directors, each will be entitled to designate one board observer subject to applicable legal requirements.

At the option of Stadium and JRF’s respective board representatives, we will cause the respective representative to be appointed to any two of three of the following board committees: our Compensation, Nominating and Risk Management Committees, in each case so long as the board representative qualifies to serve on such committees under applicable stock exchange listing standards and our corporate governance guidelines and the charters of such committees. Such representatives will also have the right to be appointed to equivalent committees of the Bank’s board of directors, as will Castle Creek’s representative to the Bank’s board of directors. Messrs. Romine, Elsaesser, Diehl, Jones, Patrick and Parker and Ms. Lyons, are members of our board of directors. JRF is an affiliate of James Fenton Co., Inc., which was our largest shareholder until the recent sale of securities in the Investment Transactions.

Securities Covered by this Prospectus Held by Selling Securityholders

The following table sets forth a list of the Selling Securityholders and their ownership of Securities to be offered pursuant to this prospectus.

We do not know when or in what amounts the Selling Securityholders may offer Securities for sale. It is possible that the Selling Securityholders will not sell any or all of the Securities offered under this prospectus. Because the Selling Securityholders may offer all or some of the Securities pursuant to this prospectus, we cannot estimate the number of Securities that will be held by the Selling Securityholders after completion of the offering. For purposes of the tables below, we have assumed that Selling Securityholders would sell all of the Securities held by them and therefore would hold no Securities following the offering and hold zero percentage of the Securities following the offering, other than shares of Common Stock that certain Selling Securityholders informed us they previously owned or acquired independently of the January 23, 2012 capital raise and are not including for resale in this offering. Except as stated in the footnotes, each Selling Securityholder has requested that their full allotment of Securities be registered for resale in this offering. The information set forth below is based on information provided by the Selling Securityholders as of April 17, 2012.

Common Stock and Non-Voting Common Stock

Name of Selling Securityholder (1)	Common Stock(2)						Non-Voting Common Stock (3)(4)
	Shares of Common Stock Owned prior to 2012 Capital Raise	Shares of Common Stock Acquired in 2012 Capital Raise	Maximum Number of Shares of Common Stock that may be purchased pursuant to Backstop Commitment	Maximum Number of Shares Owned Pre- Offering	Maximum Amount of Shares Being Offered	Shares Owned Post- Offering	Shares of Non- Voting Common Stock Owned prior to 2012 Capital Raise	Shares of Non- Voting Common Stock Acquired in 2012 Capital Raise	Maximum Number of Shares of Non-Voting Common Stock that may be purchased pursuant to Backstop Commitment	Maximum Number of Shares Owned Pre- Offering	Maximum Amount of Shares Being Offered	Shares Owned Post- Offering
Castle Creek Capital Partners IV, LP	—	2,055,260	383,073	2,438,333	2,438,333	—	—	15,944,740	2,498,453	18,443,193	18,443,193	—
Covenant Global Alpha Fund, LP	—	587,913	101,717	689,630	689,630	—	—	166,087	14,320	180,407	180,407	—
Covenant Global Alpha Fund, Ltd.	—	215,204	31,092	246,296	246,296	—	—	60,796	11,383	72,179	72,179	—
Covenant Total Return Fund, LP	—	350,876	67,828	418,704	418,704	—	—	99,124	1,425	100,549	100,549	—
Covenant Total Return Fund, Ltd.	—	116,959	30,819	147,778	147,778	—	—	33,041	—	33,041	33,041	—
Covenant Income Appreciation Fund LP	—	389,863	78,100	467,963	467,963	—	—	110,137	—	110,137	110,137	—
FJ Capital Long/Short Equity Fund LLC	—	250,000	—	250,000	250,000	—	—	—	—	—	—	—
LeRoy A. Bruton, Revocable Trust	—	1,000,000	—	1,000,000	1,000,000	—	—	—	—	—	—	—
John Hancock Bank & Trift Opportunities Fund	—	1,020,000	186,852	1,206,852	1,206,852	—	—	—	—	—	—	—
Ramat Securities, Ltd.	—	200,000	—	200,000	200,000	—	—	—	—	—	—	—
Stadium Capital Partners, L.P.	—	2,845,807	530,422	3,376,229	3,376,229	—	—	13,714,193	2,120,582	15,834,775	15,834,775	—
Stadium Capital Qualified Partners, L.P.	—	247,462	46,124	293,586	293,586	—	—	1,192,538	184,398	1,376,936	1,376,936	—
Ulysses Offshore Fund, Ltd.	—	250,000	—	250,000	250,000	—	—	—	—	—	—	—
Ulysses Partners, LP	—	1,250,000	—	1,250,000	1,250,000	—	—	—	—	—	—	—
James Fenton Co., Inc. (JRF, LLC) (5)	648,253	364,245	—	1,012,498	364,245	648,253	—	2,135,755	—	2,135,755	2,135,755	—
Michael J. Romine	510,479	506,763	—	1,017,242	506,763	510,479	—	1,493,237	—	1,493,237	1,493,237	—
Ford Elsaessar IRA	103,702	325,000	—	428,702	325,000	103,702	—	—	—	—	—	—
James T. Diehl	194,573	50,000	—	244,573	50,000	194,573	—	—	—	—	—	—
Ronald L. Jones	24,258	50,000	—	74,258	50,000	24,258	—	—	—	—	—	—
Maggie Y. Lyons	31,868	200,000	—	231,868	200,000	31,868	—	—	—	—	—	—
James and Afton Patrick	38,639	50,000	—	88,639	50,000	38,639	—	—	—	—	—	—
John B. and Shirley A. Parker	114,512	25,000	—	139,512	25,000	114,512	—	—	—	—	—	—
Totals	1,666,284	12,350,352	1,456,027	15,472,663	13,806,379	1,666,284	—	34,949,648	4,830,561	39,780,209	39,780,209	—

(1)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Company common stock over which such person has voting or investment power and of which such person has the right to acquire beneficial ownership within 60 days of the date hereof. The table includes shares owned by spouses, other immediate family members, in trust, shares held in retirement accounts or funds for the benefit of the named individuals, shares held as restricted stock and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power.
(2)	These columns include shares already purchased and shares of Common Stock that certain Selling Securityholders may purchase in a private placement pursuant to their agreement to backstop the Rights Offering.
(3)	These columns include shares already purchased and of shares of Non-Voting Common Stock that certain Selling Securityholders may purchase in a private placement pursuant to their agreement to backstop the Rights Offering.
(4)	These columns do not reflect the Non-Voting Common Stock underlying the Warrants held by certain Selling Securityholders – such Warrants and underlying shares of Non-Voting Common Stock are described in the following table.
(5)	Includes shares of Common Stock held by James Fenton Co., Inc., an affiliate of JRF, LLC.

Warrants

Name of Selling Securityholder	Warrants – Underlying Shares of Non-Voting Common Stock Pre-Offering(1)	Maximum Portion of Warrant Being Offered(1)	Warrants – Underlying Shares of Non-Voting Common Stock Post-Offering
Castle Creek Capital Partners IV, L.P.	850,000	850,000	0
Stadium Capital Partners L.P.	782,000	782,000	0
Stadium Capital Qualified Partners L.P.	68,000	68,000	0

PLAN OF DISTRIBUTION

The Selling Securityholders may offer, sell, transfer or otherwise dispose of the Securities covered by this prospectus from time to time on any stock exchange or quotation system on which the Securities are then listed or quoted, in the over-the-counter market (including the OTCBB where our Common Stock is currently quoted), in privately negotiated transactions or otherwise. The Selling Securityholders may offer, sell, transfer or otherwise dispose of those Securities at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale, and we cannot assure you that the Selling Securityholders will sell all or any portion of the Securities offered hereby. We will not receive any proceeds from the sales by the Selling Securityholders of Securities covered by this prospectus.

The Selling Securityholders may sell the Securities covered by this prospectus directly to purchasers from time to time. Alternatively, the Selling Securityholders may from time to time offer the Securities to or through underwriters, broker-dealers or agents. The Selling Securityholders may employ one or more of the following methods at various times:

•	block trades in which a broker or dealer will be engaged to attempt to sell the Securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	“at the market” transactions to or through market makers, or into an existing market for our shares;

•	privately negotiated transactions;

•	settlement of short sales effected after the date of this prospectus;

•	options, swaps or other derivative transactions that may or may not be listed on an exchange;

•	distributions to its members, partners, managers, directors, employees, consultants or affiliates; or

•	any combination of the above methods or by any other legally available means.

The Selling Securityholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the Securities. Those brokers or dealers may act as principals, or as agents of the Selling Securityholder. Broker-dealers may agree with the Selling Securityholders to sell a specified number of Securities at a stipulated price per share. If a broker-dealer is unable to sell Securities acting as agent for the Selling Securityholder, it may purchase as principal any unsold Securities at the stipulated price. Broker-dealers who acquire Securities as principals may thereafter resell the Securities from time to time in transactions on any stock exchange on which the Securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

To the extent required under the Securities Act, the names of any agents, underwriters, brokers or dealers and any applicable commission with respect to a particular offering will be set forth in an additional prospectus. Any underwriters, dealers, brokers or agents participating in the distribution of the Securities may receive compensation in the form of discounts, concessions, commissions or fees from the Selling Securityholders and/or purchasers of the ‘Selling Securityholder’s Securities, for which they may act, which compensation as to a particular broker-dealer might be in excess of customary commissions.

Selling Securityholders and any brokers, dealers or agents that participate in the distribution of Securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of Securities sold by them may be deemed to be underwriting discounts and commissions.

We will make copies of this prospectus available to the Selling Securityholders for purposes of satisfying the prospectus delivery requirements of the Securities Act, if applicable.

The Selling Securityholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of Securities in the course of hedging the positions they assume with the Selling Securityholder, including, without limitation, in connection with distributions of Securities by those broker-dealers. The Selling Securityholders may enter into option or other transactions with broker-dealers that involve the delivery of Securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.

The Selling Securityholders and other persons participating in the sale or distribution of Securities will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M, and we have advised the Selling Securityholders that Regulation M may apply. This regulation may limit the timing of purchases and sales of any Securities by the Selling Securityholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of Securities in the market and to the activities of the Selling Securityholders and its respective affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of Securities to engage in market-making activities with respect to the particular Securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

The Selling Securityholders may also sell Securities in accordance with Rule 144 under the Securities Act rather than pursuant to this prospectus, regardless of whether the Securities are covered by this prospectus, provided that they meet the criteria and conform to the requirements of that rule.

INDEMNIFICATION

As permitted by law, our directors and officers are entitled to indemnification under certain circumstances against liabilities and expenses incurred in connection with legal proceedings in which they become involved as a result of serving as a director or officer. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

Certain legal matters with respect to the validity of the Common Stock and Non-Voting Common Stock offered hereby have been passed upon for us by Graham & Dunn PC.

EXPERTS

The consolidated financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 incorporated by reference in this Prospectus and in the Registration Statement have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the resale of the securities covered by the Registration Statement of which this prospectus is a part, all of which will be borne by us. All amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$7,257
Fees and expenses of accountants*	$8,500
Fees and expenses of counsel*	$15,000
Printing fees and expenses*	$8,000
Miscellaneous*	$1,000
Total*	$39,757

*	Estimated solely for the purpose of this Item, pursuant to instruction to Item 511 of Regulation S-K. Actual expenses may be more or less.

Item 14.	Indemnification of Directors and Officers.

Sections 850-859 of Title 30, Chapter 1 of the Idaho Code and Registrant’s Amended and Restated Articles of Incorporation and Bylaws, taken together, provide that Registrant may indemnify any person who was or is involved in any manner or was or is threatened to be made so involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a “director or officer” (defined as anyone serving at Registrant’s request as a director, officer, partner, trustee employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity), against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding if the person acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of Registrant, and with respect to a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Registrant may not, however, provide such indemnification on account of acts or omissions finally adjudged to be the receipt of a financial benefit to which the director or officer is not entitled, an intentional infliction of harm on Registrant or its shareholders, an unlawful distribution to shareholders under § 30-1-833 of the Idaho Code, or an intentional violation of criminal law. The indemnification provisions of the Idaho Code and Registrant’s Bylaws include the right of an indemnitee to receive payment of any expenses incurred in connection with a proceeding in advance of the final disposition of the proceeding, consistent with applicable law. The Idaho Code and Registrant’s Bylaws specify certain procedures and conditions that apply with respect to indemnification and the advancement of expenses.

Indemnification of any person serving as a director or officer (who is also not a director) as described in the preceding paragraph, is mandatory to the extent that such person has been wholly successful on the merits or otherwise in defense of the subject action, suit or proceeding.

The indemnification rights described in the preceding paragraphs are not exclusive of other rights to which any person seeking indemnification may otherwise be entitled under current or future laws or by agreement with Registrant.

Registrant may also purchase and maintain insurance or make other financial arrangements on behalf of any present or past director or officer pursuant to which such person served in that capacity at Registrant’s request. Such insurance or other financial arrangements may cover liabilities asserted against or expenses incurred by, such person in any of the aforementioned capacities, regardless of whether Registrant would have the authority to indemnify such person.

Besides indemnification, the Amended and Restated Articles of Incorporation contain a provision that limits the personal liability of Registrant’s directors and officers to Registrant or its shareholders for damages for breach of fiduciary duty, except liability for acts or omissions that involve the receipt of a financial benefit to which the director or officer is not entitled, an intentional infliction of harm on Registrant or its shareholders, an unlawful distribution to shareholders under § 30-1-833 of the Idaho Code, or an intentional violation of criminal law.

Item 15.	Recent Sales of Unregistered Securities.

Effective as of January 20, 2012, the Registrant entered into securities purchase agreements (the “Purchase Agreements”) with the selling securityholders (“Selling Securityholders”), pursuant to which the Selling Securityholders agreed to purchase in private placements (i) an aggregate of 12,350,352 shares (the “Initial Common Shares”) of Common Stock for $1.00 per share), (ii) an aggregate of 698,992.96 shares of our Mandatorily Convertible Cumulative Participating Preferred Stock, Series B (the “Initial Preferred Stock”) for $50.00 per share, which Series B Preferred Stock will convert automatically at $1.00 per share into shares of a new series of non-voting common stock, no par value (“Non-Voting Common Stock”), upon shareholder approval of an amendment to the Company’s Amended and Restated Articles of Incorporation, and (iii) warrants (the “Warrants”) to purchase up to 1,700,000 shares of the Non-Voting Common Stock $1.00 per share (collectively, and including the shares underlying such Warrants, the “Initial Securities”). The issuance and sale of the Initial Securities were not registered under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Act and Regulation D promulgated thereunder. Under the terms of the Purchase Agreements, the Registrant agreed to distribute, at no charge, to holders of its Common Stock, as of January 20, 2012 (the “Record Date”), non-transferable subscription rights (“Rights”) to purchase up to 8,700,000 shares of Common Stock at a price of $1.00 per share in a rights offering (the “Rights Offering”). Further subject to the terms of the Purchase Agreements, Castle Creek Capital Partners IV, L.P., Stadium Capital Management LLC (and its affiliates), and two other Selling Securityholders, have agreed to purchase from the Registrant on a pro rata basis in a private placement, at $1.00 per share, a number of shares equal to the number of shares of Common Stock offered pursuant to the Rights Offering, that are not issued pursuant to the exercise of Rights. Such Selling Securityholders may, at their option, elect to purchase a like number of shares of Non-Voting Common Stock in lieu of their obligation to purchase all or a part of the shares of Common Stock that they would be obligated to buy pursuant to such backstop commitment. The obligation of any such Selling Securityholder to purchase shares pursuant to the backstop commitment is subject to the ownership limitations set forth in such Selling Securityholder’s respective Purchase Agreement.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Please see the Exhibit Index immediately following the signature pages.

(b)	Financial Statement Schedules - None

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (“Securities Act”).

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sandpoint, State of Idaho, on April 18, 2012.

INTERMOUNTAIN COMMUNITY BANCORP

By:	/s/ Curt Hecker
Curt Hecker
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated, on April 18, 2012.

Signature	Title

/s/ Curt Hecker
Curt Hecker	President, Director and CEO (Principal Executive Officer)

/s/ Douglas Wright
Douglas Wright	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

*
John B. Parker	Chairman of the Board of Directors

*
Charles L. Bauer	Director
*
James T. Diehl	Director

*
Ford Elsaesser	Director

*
Ronald Jones	Director

Signature	Title

*
James T. Diehl	Director

*
Russell John Kubiak, Jr.	Director

*
Maggie Y. Lyons	Director

*
Jim Patrick	Director

*
Michael J. Romine	Director

*
John L. Welborn	Director

*By:	/s/ Curt Hecker
Curt Hecker
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation(1)
3.2	Amended and Restated Bylaws(2)
4.1	Form of Common Stock Certificate(3)
4.2	Certificate of Designations with respect to Fixed Rate Cumulative Perpetual Preferred Stock, Series A (4)
4.3	Certificate of Designations with respect to Mandatorily Convertible Cumulative Participating Preferred Stock, Series B(5)
4.4	Warrant to Purchase Common Stock issued to the U.S. Treasury dated December 19, 2008(4)
4.5	Form of Series A Preferred Stock Certificate(4)
4.6	Form of Warrant to Purchase Non-Voting Common Stock(6)
5.1*	Opinion of Graham & Dunn PC
10.1	Second Amended and Restated 1999 Employee Stock Option and Restricted Stock Plan(3)
10.2	Form of Employee Option Agreement(3)
10.3	Form of Restricted Stock Award Agreement(7)
10.4	Amended and Restated Director Stock Option Plan(8)
10.5	Form of Director Restricted Stock Award Agreement(7)
10.6	Form of Stock Purchase Bonus Agreement(7)
10.7	Amended and Restated Employment Agreement with Curt Hecker dated January 1, 2008(7)
10.8	Amended and Restated Salary Continuation and Split Dollar Agreement for Curt Hecker dated January 1, 2008(7)
10.9	Amended and Restated Employment Agreement with Jerry Smith dated January 1, 2008(7)
10.10	Amended and Restated Salary Continuation and Split Dollar Agreement with Jerry Smith dated January 1, 2008(7)
10.11	Amended and Restated Executive Severance Agreement with Douglas Wright dated January 1, 2008(7)
10.12	Amended and Restated Executive Severance Agreement with John Nagel dated December 27, 2007(7)
10.13	Amended and Restated Executive Severance Agreement with Pam Rasmussen dated December 28, 2007(7)
10.14	Executive Incentive Plan(9)
10.15	Form of Executive Compensation Letter (4)
10.16	Letter Agreement including the Securities Purchase Agreement —Standard Terms incorporated herein, between the Company and the United States Department of the Treasury dated December 19, 2008(4)
10.17	Real Estate Purchase and Sale Agreement dated as of August 26, 2009 by and between the Company, as seller, and Sandpoint Center II, LLC, as buyer(10)
10.18	Lease Agreement dated as of August 28, 2009 by and between Sandpoint Center, LLC and Sandpoint Center II, LLC, as landlord, and Panhandle State Bank, as tenant(10)
10.19	Form of Amended and Restated Securities Purchase Agreement(11)
21.1	Subsidiaries of the Registrant(1)
23.1*	Consent of BDO USA, LLP
23.2*	Consent of Graham & Dunn PC (included in Exhibit 5.1)
24.1**	Powers of Attorney (included in the signature page)

*	Filed herewith
**	Previously filed
(1)	Incorporated by reference to the Exhibits 3.1 and 21 of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011
(2)	Incorporated by reference to the Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed September 8, 2004
(3)	Incorporated by reference to Exhibits 4.1, 10.1 and 10.3 of the Registrant’s Form 10, as amended on July 1, 2004
(4)	Incorporated by reference to Exhibits 4.1, 4.2, 4.3, 10.1 and 10.2 of the Registrant’s Current Report on Form 8-K filed December 19, 2008
(5)	Incorporated by reference to Exhibits 3.1 and 4.1 of the Registrant’s Current Report on Form 8-K filed January 26, 2012
(6)	Incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K filed January 23, 2012
(7)	Incorporated by reference to Exhibits 10.3 and 10-6 — 10.14 of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007
(8)	Incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005
(9)	Incorporated by reference to Exhibits 10.20 and 14 of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006
(10)	Incorporated by reference to Exhibits 10.1 and 10.2 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009
(11)	Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed January 23, 2012